QuickLinks -- Click here to rapidly navigate through this document

THIRD QUARTER REPORT

2004

dedicated to being world class

2004 Third Quarter Highlights

Key Financial and Operating Highlights

	Three months ended September 30,		Nine months ended September 30,
(in United States dollars) (unaudited, Canadian GAAP)
	2004	2003	2004	2003
(millions except per share amounts)
Financial Results
Mining revenue	$175.5	$153.8	$486.0	$428.6
Net loss	$(133.6)	$(6.2)	$(113.8)	$(23.7)
Net (loss) earnings attributable to common shares	$(133.6)	$8.1	$(113.8)	$(13.7)
Cash flow provided from operating activities	$62.5	$36.8	$105.8	$70.8
Net (loss) earnings per share – basic	$(0.39)	$0.03	$(0.33)	$(0.05)
Weighted average common shares outstanding – basic	346.2	323.4	346.0	297.4

Operating Results
Gold Equivalent Production (ounces)	412,196	426,110	1,229,300	1,213,875
Per ounce data:
Average spot gold price	$401	$363	$401	$354
Average realized gold price	$396	$363	$393	$351
Cash operating costs	$225	$212	$225	$213
Total cash costs	$239	$224	$240	$224
Total production costs	$338	$325	$336	$321

•
On November 9, 2004, Kinross has entered into an agreement to purchase the remaining 51% of the Paracatu mine in Brazil from Rio Tinto. This will give Kinross 100% ownership of the mine, and Kinross will become the operator. The transaction will increase Kinross' reserve base and production substantially. For further details please see note 11 Subsequent Events in the notes to the financial statements.

•
Loss for the third quarter was $133.6 million or $0.39 per share. Excluding goodwill impairment of $143.0 million, Kinross would have had earnings of $9.4 million or $0.03 per share for the quarter. Loss for the first nine months was $113.8 million or $0.33 per share. Excluding goodwill, earnings would have been $29.2 million or $0.08 per share.

•
Cash flow provided from operating activities of $62.5 million.

•
Cash and short-term investments increased $26.2 million to $213.9 million.

•
Production of 412,196 gold equivalent ounces at total cash costs 1 of $239 per ounce. Annual production target of approximately 1.7 million gold equivalent ounces at total cash costs in the range of $235 to $240.

•
Capital expenditures of $46.9 million in the third quarter, $109.7 million in the first nine months. Total expenditures expected to be $167.9 million for the year.

Bob Buchan, President and C.E.O. said "I am very excited with the prospect of Kinross becoming the 100% owner and operator of the Paracatu mine in Brazil. We are very comfortable with the mine, and with operating in Brazil. This transaction will solidify our presence in the region, and is a positive step forward in terms of increasing our reserves and in reducing the number of joint ventures we are involved in."

Scott Caldwell, Executive Vice President & Chief Operating Officer said, "Operating costs are coming in a little higher than we expected at the start of the year, primarily due to higher fuel costs and higher costs for grinding media and reagents. Through our continuous improvement program, we are always looking for ways to reduce costs and reduce our use of materials in our processes. We are also focusing on putting the buying power of all our operations together in order to get better pricing on the items we use. As a result of these cost pressures, total cash costs are expected to be in the $235-$240 range for 2004."

All results are expressed in United States dollars, unless otherwise stated, and are unaudited. The combination with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") was accounted for as a purchase with an effective date of January 31, 2003. Accordingly, the financial statements and gold equivalent production statistics for the first nine months of 2003 reflect operating results for the acquired properties for the months of February to September only.

Total cash costs per equivalent ounce of gold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities (realized revenue, net of total cash costs per ounce) of the mining operations. The Company uses this information for the same purpose and for assessing the performance of its mining operations. Mining operations are capital intensive. The measure total cash costs excludes capital expenditures but is reconciled to total operating costs for each mine. Capital expenditures require the use of cash in the current period, and in prior periods and are discussed throughout the MD&A. and included in the segmented information note to the consolidated financial statements.

Management's Discussion and Analysis
of Results of Operations and Financial Condition

This quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Kinross Gold Corporation Annual Report for the year ended December 31, 2003 filed with Canadian securities regulatory agencies on April 16, 2004 "2003 Annual Report" for additional details including risks affecting the business. The Annual report is available on the Company's website www.kinross.com or on www.sedar.com. In our MD&A and elsewhere, we refer to measures such as total cash costs per equivalent ounce of gold, realized revenue and total cash costs items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions and trends that affect our business.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and its subsidiaries, as applicable. Where we refer to the "industry", we mean the gold mining industry.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided annually as a note to the financial statements. All amounts expressed herein are in United States dollars unless otherwise stated. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2004, as well as our outlook.

Overview

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with: the acquisition of mining interests; exploration and development of mining interests; mining and processing of gold and silver; regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost effective producer.

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is fully described in the December 31, 2003 financial statements, the accompanying notes and the annual MD & A. As a result, comparative numbers for the first nine months of 2003 include only the results of eight months of operations for the mines acquired in the combination. This transaction had a material impact on the Company's operations and its balance sheet rendering comparisons rather meaningless except in the discussion of the operations of each mine.

Developments in 2004

Acquisition of Remaining 51% Interest in Rio Paracatu Mineração from Rio Tinto Plc.

On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineração (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto"). As a result of this transaction the Company will now own 100% of the property and become the operator. The proposed consideration for Rio Tinto's 51% shareholding in RPM (and its immediate holding companies) is approximately US$260 million payable in cash on completion, with a working capital adjustment which will be determined after the completion based on the working capital position of RPM and its immediate holding companies, the subject of the sale, as at the date of completion. The Company intends to finance the proposed transaction with a combination of cash and debt. The sale is subject to Kinross and Rio Tinto reaching agreement on all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of 2004.

Goodwill Reallocation and Impairment Charge

During the third quarter of 2004, based on queries from securities regulators and recent guidance provided by the Emerging Issues Task Force ("EITF") issue No 04-03 in the USA, Kinross revised its assignment of goodwill for impairment testing purposes to reporting units. Kinross had originally allocated all of the goodwill associated with the acquisition of TVX Gold Inc. and Echo Bay Mines Ltd. ("TVX/Echo Bay") to the Exploration and Acquisitions reporting unit. Kinross has now re-allocated the goodwill associated with TVX/Echo Bay to significant reporting units that were acquired in that transaction. See note 7 of the consolidated financial statements for details of this re-allocation. Based on the new allocation, the carrying amount of reporting units including goodwill was tested for any impairment as at December 31, 2003, and no impairment was noted.

On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineração (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto") for approximately $260 million (see subsequent events Note 11). As a result of this proposed acquisition which might imply that the carrying amount of a reporting unit might be less than its fair value, under generally accepted accounting principles, this would be considered to be a triggering event for goodwill impairment testing purposes. The Company therefore performed a preliminary goodwill impairment test as required by CICA Handbook Section 3062 "Goodwill and Intangible Assets" ("section 3062") and estimated that at least $143 million of the goodwill assigned to Paracatu was impaired. As a result of this analysis and as required by Section 3062 the Company recorded a charge to income in the third quarter.

A two-step method was used to evaluate recorded amounts of goodwill for possible impairment which involves comparing the total fair value of each reporting unit, as defined, to the recorded book value of the reporting unit. If the book value of the reporting unit exceeds the fair value of the reporting unit, a second step is required. The second step involves comparing the fair value of the reporting unit less the fair value of all identifiable net assets that exist (the "implied fair value of goodwill") to the book value of goodwill. Where the implied fair value of goodwill is less than the book value asigned to goodwill for the reporting unit, a write down of goodwill is required.

The Company performed step one for Paracatu and concluded that there was indication of impairment which required completion of step two of the impairment test. Due to significant assumptions and estimates required for this test, the Company will not be able to complete step two of the impairment test until the fourth quarter. The Company does believe that a loss was probable and was able to reasonably estimate the amount and has recorded an estimated charge to earnings for the period of $143 million. When the Company completes step two of the impairment test in the fourth quarter, any adjustment to the estimated charge will be recorded at that time. In addition, given the need for a goodwill impairment write down at Paracatu, the Company is undertaking tests of goodwill for impairment with respect to the goodwill which was assigned to the other significant reporting units. The Company will complete step one of these impairment tests in the fourth quarter and, if necessary, perform step two. Any goodwill impairment charge resulting from these tests will be recorded at that time.

Consolidation and Deconsolidation of Common Shares

On November 8, 2004 the Company announced that it will hold a special meeting of its shareholders on November 26, 2004 to approve an amendment to its articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis and the immediate deconsolidation (split) of such shares on a 1:100 basis. If approved, the consolidation is scheduled to take place on Sunday, November 28, 2004 and the deconsolidation will follow on Monday, November 29, 2004 at 12:01 am. As a result, shareholders holding less than 100 pre-consolidation shares will receive a cash payment equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004. Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation/deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number. The effect of this proposal is to provide a large number of shareholders who hold less than 100 shares shareholders with cash representing the value of their holdings without cost or commission and to eliminate the high costs being incurred by the Company to maintain these shareholdings.

Closure of Gold Hedge Program

During the second quarter of 2004, the Company closed out the remainder of its gold hedge book at a cost of $9.6 million, which was deferred on the balance sheet. In the third quarter of 2004, $3.5 million was recognized in earnings with the remaining $6.1 million to be recognized over the next nine months.

Repayment of Industrial Revenue Bonds

During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

Closure of New Britannia

Due to poor economic performance, Kinross and its joint venture partner, High River Gold Mines Ltd., made the decision during the spring of 2004 to suspend all underground mine development work at New Britannia. Mining and milling of developed ore will continue until early in the fourth quarter of 2004. Exploration activities have defined a small accretive discovery which is planned to be in production in the third quarter of 2005.

Summary of results for the Third Quarter and Nine Months of 2004

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
(in millions except ounces and per share amounts)
Gold equivalent production – ounces	412,196	426,110	1,229,300	1,213,875
Mining revenue	$175.5	$153.8	$486.0	$428.6
Net loss	$(133.6)	$(6.2)	$(113.8)	$(23.7)
Net (loss) earnings attributable to common shares	$(133.6)	$8.1	$(113.8)	$(13.7)
Basic (loss) earnings per share	$(0.39)	$0.03	$(0.33)	$(0.05)

Third quarter 2004 vs. third quarter 2003

•
The Company's share of gold equivalent production for the third quarter of 2004 was 3% lower than the corresponding period of 2003 mainly as a result of lower production from Fort Knox, Porcupine and Kubaka.

•
Revenue from gold and silver sales in the third quarter of 2004 increased 14% as compared to third quarter of 2003 due to higher realized gold prices in the third quarter of 2004. The Company sold 425,443 ounces of gold in the third quarter at an average realized price of $396 per ounce while the average spot gold price for the quarter was $401. This compares to 405,561 ounces of gold sold in the third quarter of 2003 at an average realized price per ounce of gold of $363 per ounce with the average spot price for that period being $363 per ounce.

•
Net loss attributable to common shares for the quarter was $133.6 million or $0.39 per share compared to a net loss of $6.2 million (or net earnings attributable to common shares of $8.1 million, or $0.03 per share, after accounting for the convertible debentures) for the third quarter of 2003. The net loss for the third quarter of 2003 was restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss for the first nine months of 2003 by $0.1 million to $8.2 million.

•
Goodwill impairment charge was recorded in the third quarter for $143 million (see developments in 2004).

•
Average total cash costs per gold equivalent ounce for the quarter were $239 compared to $224 per ounce in 2003, an increase of 7%, primarily due to the resumption of milling at Kubaka, lower production and increased fuel and consumable costs.

•
Cash flow provided from operating activities for the quarter was $62.5 million in 2004 compared to $36.8 million in 2003. Cash flow provided from operating activities increased due to higher gold prices partially offset by an increase in working capital requirements and an increase in deferred losses on hedges as a result of unwinding the gold hedge program.

First nine months of 2004 vs. first nine months of 2003

•
For the first nine months of 2004 the Company's share of gold equivalent production was a slight increase as compared to the corresponding period in 2003. The slight increase is primarily due to the inclusion of only eight months of operating information for 2003 for the mines acquired in the TVX and Echo Bay combinations which was partially offset by lower production during the first half of 2004.

•
Revenue from gold and silver sales in the first nine months of 2004 increased 13% primarily due to higher gold prices in the first nine months of 2004.

•
The Company sold 1,191,306 ounces of gold in the first nine months of 2004 at an average realized price of $393 per ounce while the average spot gold price was $401. This compares to 1,176,573 ounces of gold sold in the first nine months of 2003 at an average realized price per ounce of gold of $351 per ounce ($354 average spot price).

•
Net loss for the first nine months of 2004 was $113.8 million or $0.33 per share compared to a net loss of $23.7 million, (net loss attributable to common shares of $13.7 million, $0.05 per share) for the corresponding period in 2003. The net loss for the first quarter of 2003 was restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss for the first nine months of 2003 by $1.2 million to $23.7 million and increased the basic and diluted loss per share by $0.01 to $0.05.

•
Average total cash costs per gold equivalent ounce for the first nine months of 2004 were $240 compared to $224 per ounce in 2003, reflecting the resumption of milling at Kubaka and higher fuel and consumable costs.

•
Cash flow provided from operating activities for the first nine months of 2004 was $105.8 million in 2004 compared to $70.8 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales and decreased due to an increase in working capital requirements and partially due to an increase in deferred losses on hedges as a result of unwinding the gold hedge program.

•
Significant factors in the use of cash were capital development at Refugio, Fort Knox and the Pamour project at the Porcupine Joint Venture.

Results of Operations

Revenues and Production of Gold

A summary of revenue and production for the Company is provided below. This clearly highlights the increases in production, gold and silver sales and realized prices in the third quarter and first nine months of 2004 as compared to the same periods in 2003.

	Three months ended September 30,				Nine months ended September 30,
	2004	2003	Change		2004	2003	Change
Gold equivalent production – ounces	412,196	426,110	(3%	)	1,229,300	1,213,875	1%
Gold sales – ounces	425,443	405,561	5%		1,191,306	1,176,573	1%
Gold sales – revenue (millions)	$171.3	$146.8	17%		$469.9	$410.9	14%
Gold deferred revenue realized (millions)	(3.0)	0.6	–		(1.9)	1.7	(2)

Total gold revenue realized (millions)	$168.3	$147.4	14%		$468.0	$412.6	13%

Average sales price per ounce of gold	$403	$362	11%		$395	$349	13%
Deferred revenue realized per ounce of gold	(7)	1	(8)		(2)	2	–

Average realized price per ounce of gold sold	$396	$363	9%		$393	$351	12%

Average spot gold price per ounce	$401	$363	10%		$401	$354	13%

Silver sales revenue (millions)	$7.1	$6.4	11%		$18.0	$16.0	13%

Total gold and silver revenue (millions)	$175.4	$153.8	14%		$486.0	$428.6	13%

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the commodities for each comparative quarter. The resulting ratios are 62.2:1 and 62.1:1 for the third quarter and first nine months of 2004, respectively, and 72.8:1 and 74.6:1 for the third quarter and first nine months of 2003, respectively. The Company produced 1.3 and 1.5 million ounces of silver in the third quarter of 2004 and 2003, respectively, and 3.1 and 3.5 million ounces of silver for first nine months of 2004 and 2003, respectively.

Realized revenue is furnished to provide additional information and is a non-GAAP measure. This measure combined with total cash costs is intended to provide investors with information about the cash generating capability (realized revenue per ounce net of total cash costs per ounce) of the mining operations. The Company uses this information for the same purpose and for assessing the performance of its mining operations. The measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

Costs and Expenses

The following tables compare consolidated production costs per equivalent ounce of gold production for the third quarter of 2004 and 2003, the first nine months of 2004 and 2003 and provide reconciliations of total cash costs as per the financial statements.

	Three months ended September 30,				Nine months ended September 30,
	2004	2003	Change		2004	2003	Change
(per ounce of gold equivalent)
Cash operating costs	$225	$212	6%		$225	$213	6%
Royalties	14	12	17%		15	11	36%

Total cash costs	$239	$224	7%		$240	$224	7%
Accretion expense	5	6	(23%	)	5	5	0%
Depreciation, depletion and amortization	94	95	(1%	)	91	92	(1%	)

Total production costs	$338	$325	4%		$336	$321	5%

Reconciliation of total cash costs per equivalent ounce of gold to consolidated financial statements

The following table reconciles the production costs per equivalent ounce of gold presented above to the operating costs presented in the consolidated financial statements.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$113.0	$107.2	$310.1	$302.6
Accretion expense	(2.2)	(2.4)	(6.6)	(6.9)
Change in bullion inventory	(8.4)	2.2	(0.5)	(7.3)
Operating costs not related to gold production	(3.7)	(11.3)	(8.4)	(16.2)

Total cash costs for per ounce calculation purposes	$98.7	$95.7	$294.6	$272.2

Gold equivalent production – ounces	412,196	426,110	1,229,300	1,213,875
Total cash costs per equivalent ounce of gold	$239	$224	$240	$224

Operations

Summary of Production and Costs

The following tables show a summary of total production and average cash costs per ounce. These tables are followed by a detailed discussion of each mine and its operating performance.

	Gold Equivalent Production (ounces)					Total Cash Costs ($/ounce)
	Three months ended September 30,		Nine months ended September 30,			Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003		2004	2003	2004	2003
Fort Knox	84,738	98,518	239,725	291,157		$229	$249	$258	$250
Round Mountain 1,[2]	107,599	97,468	302,137	277,838		223	209	211	188
Porcupine [3]	45,079	57,779	150,171	165,323		229	204	228	215
Kubaka [4]	16,603	43,144	84,983	120,770		320	206	288	195
Paracatu 1,[3]	23,374	23,577	69,810	66,242		231	214	220	189
La Coipa 1,[2]	35,129	42,890	108,132	99,667		302	235	274	256
Crixás 1,[2]	23,858	24,216	69,809	63,923		134	105	128	103
Musselwhite 1,[5]	19,022	18,593	56,171	46,157		267	265	267	257
New Britannia 1,[2]	9,079	8,235	23,652	25,060		193	325	284	306
Kettle River	21,698	–	69,407	–		255	–	241	–
Lupin [1]	23,485	11,690	48,382	56,008		305	395	326	407
Refugio [2]	2,532	–	6,921	–		227	–	220	–
Denton-Rawhide	–	–	–	1,730		–	–	–	218

Total	412,196	426,110	1,229,300	1,213,875	Average	$239	$224	$240	$224

1.
Production and cost data for 2003 are for eight months from February to September.

2.
Production reflects the Company's 50% ownership interest.

3.
Production reflects the Company's 49% ownership interest.

4.
Production reflects the Company's 54.7% ownership interest to February 28, 2003, and its 98.1% interest thereafter.

5.
Production reflects the Company's 32% ownership interest

6.
Includes the Company's share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Mining Operations

Fort Knox (100% ownership and operator) – U.S.A

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox.

Mining revenue at Fort Knox for the third quarter was $37.2 million, operating costs were $22.7 million and depreciation, depletion, and amortization was $7.8 million, resulting in segment earnings of $6.7 million for the quarter. This compares to revenues of $37.0 million in the third quarter of 2003 and operating costs of $24.8 million and depreciation, depletion, and amortization of $8.6 million for segment earnings of $3.6 million.

For the first nine months of 2004, Fort Knox mining revenue was $100.2, operating costs were $65.2 million, and depreciation, depletion, and amortization was $21.4 million, resulting in segment earnings of $13.6 million. In the first nine months of 2003, mining revenues were $105.0 million, operation costs were $73.2 million, and depreciation, depletion, and amortization was $28.4 million, resulting in segment earnings of $3.4 million.

Mining revenue for the first nine months of 2004 was lower compared to the prior year as mining operations were temporarily suspended in the first quarter at True North to allow the equipment to be used in the next phase of the tailings dam lift. Depreciation, depletion, and amortization as a percentage of revenue was lower for the first nine months of 2004 as a result of a 17% reduction in gold ounces sold. The 5% reduction in operating costs as a percentage of mining revenue for the first nine months of 2004 compared to the first nine months of 2003 was primarily the result of certain costs associated with the tailings dam lift and pit expansion that were capitalized rather than expensed.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Fort Knox total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$22.7	$24.8	$65.2	$73.2
Accretion expense	(0.3)	(0.3)	(1.0)	(1.0)
Change in bullion inventory	(3.0)	–	(2.4)	0.6

Total cash costs for per ounce calculation purposes	$19.4	$24.5	$61.8	$72.8

Gold equivalent production – ounces	84,738	98,518	239,725	291,157
Total cash costs per equivalent ounce of gold	$229	$249	$258	$250

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was lower by approximately 16% reflecting a reduction in mill feed, lower grades and less high-grade True North material being processed as compared to the third quarter of 2003.

•
Total cash costs per equivalent ounce of gold increased by 9% reflecting lower ounces processed and increases in fuel and power costs. New larger capacity mining equipment has been added to the fleet in the third quarter which will help to reduce unit cash costs.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production was lower by approximately 21% reflecting low mill feed grades due to the mining sequence at Fort Knox and the deferral of True North Mining to the second half of 2004.

•
Suspension of mining of the True North deposit was to allow the True North mining fleet to be utilized in completing the next phase of the tailings dam lift at Fort Knox instead of relying on more expensive third party contractors. This is expected to result in decreased production for the full year 2004 compared to 2003.

•
Gold equivalent production of 239,725 ounces was higher than planned production of 223,800 ounces for the first nine months of 2004.

•
The increase in total cash costs per equivalent ounce of gold reflects the lower ounces processed as discussed above as well as significant increases in fuel and power costs and other consumables and late delivery of new mining equipment.

•
Total cash costs are expected to decrease quarter over quarter as waste mining efforts shift to the Fort Knox Mine expansion program. This major pit expansion will take place over the next several years, releasing approximately 1 million ounces of gold.

•
Exploration conducted in 2003 and additional results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is comprised of a three year, approximately $60.0 million capital expenditure program mostly in the form of waste removal to liberate ore to prolong the economic life of the Fort Knox mine.

•
The current capital expenditures estimate for full year 2004 is expected to approximate $59 million. In the first nine months of 2004 $37.6 million was spent – $15.6 million for mine development, $6.2 million on the tailings dam with the balance spent on new equipment and equipment rebuilds.

The Company's forecast for 2004 is gold production of approximately 342,000 ounces at total cash costs of approximately $236 per ounce.

Round Mountain (50% ownership and operator) – U.S.A

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003.

Mining revenues attributable to Kinross for the quarter ended September 30, 2004, was $47.9 million, compared with mining revenues of $34.5 million in third quarter of 2003. Operating costs in the third quarter of 2004 were $26.3 million as compared with the same comparative period in 2003 of $19.7 million. Depreciation, depletion, and amortization for the third quarter of 2004 was $12.3 million as compared with the third quarter of 2003 of $9.5 million. Segment earnings for the third quarter of 2004 was $9.3 million as compared with $5.3 in the third quarter of 2003.

For the first nine months of 2004, Round Mountain mining revenue was $121.5, operating costs were $65.8 million, and depreciation, depletion, and amortization was $29.6 million, resulting in segment earnings of $26.1 million. In the first half of 2003, mining revenues were $97.8 million, operation costs were $54.5 million, and depreciation, depletion, and amortization was $25.1 million, resulting in segment earnings of $18.2 million.

Mining revenues and segment earnings have increased for both the third quarter ended September 30, 2004 and first nine months of 2004 when compared to the similar periods of 2003. These increases are primarily due to increases in gold sales of 20% and higher realized prices per ounce of gold sold of approximately 24% for the third quarter of 2004 when compared to the same period in 2003.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Round Mountain total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production and per ounce amounts)
Operating costs per financial statements	$26.3	$19.7	$65.8	$54.5
Accretion expense	(0.4)	(0.3)	(1.3)	(1.3)
Change in bullion inventory	(1.9)	1.1	(0.7)	(1.0)

Total cash costs for per ounce calculation purposes	$24.0	$20.5	$63.8	$52.2

Gold equivalent production – ounces	107,599	97,468	302,137	277,838
Total cash costs per equivalent ounce of gold	$223	$209	$211	$188

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was higher by 9% due to acceleration in the placement of ore on the dedicated leach pads to offset crushing and milling limitations and to stockpile higher grade ore in the latter part of 2003. The milling and crushing limitations resulted from a failure of an electrical transformer in the last half of 2003, which has been repaired. This was partially offset by lower recovery rates due to lower grade ore placed on the dedicated and reusable leach pads.

•
Total cash costs per equivalent ounce of gold increased by 11% due to increases in fuel costs and surcharges, power costs and milling supplies.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production for the first nine months of 2004 was approximately 8% higher reflecting acceleration in placement of ore on the dedicated leach pads to offset crushing and milling limitations in the latter part of 2003 and to stockpile higher grade ore. The milling and crushing limitations resulted from a failure of an electrical transformer in the last half of 2003, which has been repaired. This was partially offset by lower recovery rates due to lower grade ore placed on the dedicated and reusable leach pads.

•
Gold equivalent production was 9% higher than the planned production of 275,300 ounces for the first nine months of 2004.

•
The increase in total cash costs per equivalent ounce of gold reflects increases in fuel costs, power costs, supplies and marginal increases in payroll and benefits.

•
Capital expenditures during the first nine months were $6.7 million with total year planned expenditures of $11.6 million (the Company's share). Capital expenditures during the first nine months of 2004 were incurred primarily on leach pad expansions and capitalized exploration on the Gold Hill deposit.

The Company's forecast for 2004 is gold production of approximately 393,000 ounces at total cash costs of approximately $220 per ounce.

Porcupine Joint Venture (49% interest, Placer Dome 51%, operator) – Canada

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario.

Mining revenue attributable to Kinross' interest in the Porcupine Joint Venture was $19.1 million for the third quarter ended September 30, 2004, with operating costs of $11.2 million and depreciation, depletion, and amortization of $5.5 million, resulting in segment earnings of $2.4 million. These results for the third quarter of 2003 were $22.5 million in mining revenue, operating costs of $13.6 million, and depreciation, depletion, and amortization of $7.5 million, resulting in segment earnings of $1.4 million.

For the first nine months of 2004, mining revenue was $59.4 million, operating costs were $34.8 million, and depreciation, depletion, and amortization was $16.1 million, resulting in segment earnings of $8.5 million. During this same period of 2003, mining revenue was $61.0 million, operating costs were $40.7 million, and depreciation, depletion, and amortization was $17.7 million, resulting in segment earnings of $2.6 million.

Segment earnings are higher by approximately 42% for the third quarter of 2004 as compared to the third quarter of 2003 and by 69% for the first nine months of 2004 as compared to the first nine months of 2003, primarily as a result of a decline in gold sales of 29% and 15%, respectively, due to the closure of the Dome underground mining operation at the end of May. Offsetting this was a higher realized gold price of 8% and 7%, respectively, for the third quarter of 2004 as compared to the third quarter of 2003 and the first nine months of 2004 as compared to the same period in 2003.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Porcupine total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production and per ounce amounts)
Operating costs per financial statements	$11.2	$13.6	$34.8	$40.7
Accretion expense	(0.1)	(0.2)	(0.5)	(0.6)
Change in bullion inventory	(0.7)	(0.7)	–	(2.0)
Operating costs not related to gold production	(0.1)	(0.9)	(0.1)	(2.5)

Total cash costs for per ounce calculation purposes	$10.3	$11.8	$34.2	$35.6

Gold equivalent production – ounces	45,079	57,779	150,171	165,323
Total cash costs per equivalent ounce of gold	$229	$204	$228	$215

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was lower by approximately 28% due to closure of the Dome underground mining operations at the end of May. The Dome underground mine was the longest operating mine in North America having been in operation for 94 years.

•
Total cash costs per equivalent ounce of gold increased by 11% reflecting the lower ounces processed as discussed above partially offset by a marginal decline of the Canadian dollar, compared to the United States dollar, during the quarter.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production was lower by approximately 10% reflecting closure of the Dome underground mining operations at the end of May offset by higher underground grades from Hoyle Pond being processed. The Hoyle Pond underground and Dome open pit mines are still in operation.

•
Total cash costs were 6% higher in 2004 as a result of the negative impact of rising fuel and energy prices, as well as the impact of processing higher underground grades.

•
The Company and its partner planned an aggressive spending program for 2004 centred on expanding reserves through the development of the Pamour project and Hoyle Pond development. Capital expenditures during the first nine months were $14.6 million with total year planned expenditures of $28.7 million (the Company's share). Capital expenditures during the first nine months of 2004 were lower due to deferral of the Pamour project, deferral of capital for the winze (an underground hoist to provide connection between levels of the mine) at Hoyle Pond and deferral of the Hoyle Pond crown pillar project.

The Company's forecast for 2004 is gold production of approximately 197,000 ounces at total cash costs of approximately $228 per ounce.

Kubaka (98.1% ownership and operator) – Russia

On February 28, 2003, the Company completed a step-up transaction increasing its interest by 43.44% in the Kubaka open pit mine located in the Magadan Oblast in far eastern Russia to bring its ownership interest to 98.1%. Therefore, the comparative results include the Company's share of 54.7% for the first two months of 2003 and its share of 98.1% thereafter.

Mining revenue for the third quarter of 2004 at Kubaka was $9.7 million, with operating costs of $9.6 million, and depreciation, depletion, and amortization of $1.3 million, resulting in segment loss of $1.2 million. This compares with mining revenue of $15.6 million for the third quarter of 2003, operating costs of $8.5 million, and depreciation, depletion, and amortization of $4.7 million, with segment earnings of $2.4 million. The segment loss in the third quarter of 2004 compared to the third quarter of 2003 is primarily due to an 8-week shutdown of the Kubaka mill during the third quarter of 2004 and the costs associated with restarting the mill subsequent to the shutdown. The shutdown of the mill was to allow for more efficient operations of the mill in the fourth quarter of 2004 and to eliminate overtime related labor costs associated with vacations.

During the first nine months of 2004, mining revenue at Kubaka was $38.2 million, with operating costs of $27.9 million, and depreciation, depletion, and amortization of $5.1 million, resulting in segment earnings of $5.2 million. This compares to the first nine months of 2003 which had mining revenues of $43.3 million, operating costs of $22.9 million, and depreciation, depletion, and amortization of $12.9 million, resulting in segment earnings of $7.5 million. The decrease in mining revenues and increases in operating costs and depreciation, depletion, and amortization for the first half of 2004 as compared to 2003 is primarily due to an 8-week shutdown during the third quarter of 2004 of the Kubaka mill, care and maintenance costs during the shutdown, the costs associated with restarting the mill subsequent to the shutdown, the impact of higher fuel costs, increased mining activity, equipment supplies and mill consumables partially offset by reduced selling costs and property taxes. The shutdown of the mill was to allow for more efficient operations of the mill in the fourth quarter of 2004 and to eliminate overtime related labor costs associated with vacations.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Kubaka total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$9.6	$8.5	$27.9	$22.9
Accretion expense	(0.1)	–	(0.3)	(0.2)
Change in bullion inventory	(2.3)	0.3	(0.5)	0.6
Non-controlling interests	(0.1)	–	(0.4)	–
Management fees	–	0.4	–	1.0
Operating costs not related to gold production	(1.8)	(0.1)	(2.3)	(0.4)

Total cash costs for per ounce calculation purposes	$5.3	$9.1	$24.4	$23.9

Gold equivalent production – ounces	16,603	43,144	84,983	120,770
Total cash costs per equivalent ounce of gold	$320	$206	$288	$195

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was lower by approximately 160% due to the processing of relatively lower grade stockpiles and an 8-week scheduled shutdown of the mill in the third quarter of 2004.

•
Total cash costs per equivalent ounce of gold increased 34% reflecting lower ounces processed and higher fuel costs, equipment supplies and mill consumables partially offset by reduced selling costs and property taxes.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production was lower by approximately 42% reflecting processing of relatively lower grade stockpiles and the planned 8-week mill shutdown in the third quarter of 2004.

•
Gold equivalent production was 16% higher than the planned production of 71,400 ounces for the first nine months of 2004 as a result of higher tonnage than planned due to processing of stockpiles.

•
The 32% increase in total cash costs per equivalent ounce of gold reflects lower ounces processed as well as the impact of transportation costs and equipment supplies partially offset by reduced selling costs and property taxes.

•
The all season road connecting the Birkachan deposit to the Kubaka processing facility will be completed early in the fourth quarter of 2004. Upon completion, ore from the Birkachan mine will start to be transported to the Kubaka mill.

•
In the first nine months of 2004, the Company spent $13.7 million primarily on pre-strip and construction at Birkachan, new mechanical equipment (haul truck, loader and drill rig) and the tailings expansion project.

The Company's forecast for 2004 is equivalent gold production of approximately 128,000 ounces at total cash costs of approximately $286 per ounce.

Paracatu (also known as Brasilia – 49% ownership, Rio Tinto 51%, operator) – Brazil

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003.

For the third quarter of 2004, mining revenue was $9.3 million, with operating costs of $5.2 million, and depreciation, depletion, and amortization of $1.4 million, resulting in segment earnings of $2.7 million. This compares to mining revenue of $8.7 million, operating costs of $6.1 million, depreciation, depletion, and amortization of $1.5 million, and segment earnings of $1.1 million in the same quarter in 2003. Mining revenue increased for the third quarter in 2004 as compared to the prior year as a result of realizing approximately 6% higher gold prices per ounce, partially offset by a marginal increase in operating costs due to higher power and consumable costs.

Mining revenue for the first nine months of 2004 was $28.4 million, with operating costs of $15.1 million, and depreciation, depletion, and amortization of $4.0 million resulting in segment earnings of $9.3 million. During the first nine months of 2003, mining revenue was $23.3 million, operating costs were $14.5 million, and depreciation, depletion, and amortization was $4.0 million, resulting in segment earnings of $4.8 million. The increased mining revenue for the first nine months of 2004 as compared to the first nine months of 2003 resulted both from realizing approximately 14% higher prices per ounce of gold and 7% higher sales. Operating costs as percentage of revenue increased as result of energy and consumable costs.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Paracatu total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production and per ounce amounts)
Operating costs per financial statements	$5.2	$6.1	$15.1	$14.5
Accretion expense	(0.1)	(0.1)	(0.4)	(0.3)
Change in bullion inventory	0.3	–	0.6	(0.7)
Operating costs not related to production	–	(1.0)		(1.0)

Total cash costs for per ounce calculation purposes	$5.4	$5.0	$15.3	$12.5

Gold equivalent production – ounces	23,374	23,577	69,810	66,242
Total cash costs per equivalent ounce of gold	$231	$214	$220	$189

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third Quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was essentially the same in the third quarter of 2004 as the respective period in 2003.

•
Total cash costs per equivalent ounce of gold increased by 7% reflecting lower ounces processed partially offset by increased grades.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production was 5% higher than the first nine months of 2003 as a result of increased mill throughput.

•
The 14% increase in total cash costs per equivalent ounce of gold reflects the impact of higher plant throughput which was partially offset by increased energy and consumable costs.

•
The Company planned capital expenditures of $13.1 million in 2004 mainly to expand the SAG mill. In the first nine months of 2004, only $3.1 million was spent due to the delay in completion of the SAG mill feasibility study.

The Company's forecast for 2004 is gold production of approximately 88,000 ounces at total cash costs of approximately $237 per ounce.

La Coipa (50% ownership, Placer Dome 50%, operator) – Chile

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003.

Mining revenue attributable to Kinross' interest at La Coipa for the third quarter ended September 30, 2004, was $14.2 million. Operating costs were $11.7 million and depreciation, depletion, and amortization was $2.2 million, resulting in segment earnings of $0.3 million. For the comparable quarter in 2003, mining revenue was $11.2 million, operating costs were $7.8 million, and depreciation, depletion, and amortization was $1.2 million, resulting in segment earnings of $2.3 million. The 21% increase in mining revenue was primarily due to higher sales and realized gold prices per ounce in the third quarter of 2004 when compared to the same period in 2003. The operating costs as a percent of revenue were 34% higher due to lower production and higher fuel and consumable costs.

For the first nine months of 2004, mining revenue was $44.1 million, operating costs were $30.4 million, and depreciation, depletion, and amortization was $7.3 million, with segment earnings of $6.4 million. In 2003, the first nine months mining revenues were $33.4 million, operating costs were $25.7 million, depreciation, depletion, and amortization was $4.4 million, and segment earnings were $3.4 million. The 47% increase in segment earnings for the first nine months of 2004 when compared to the same period in 2003 was primarily due to achieving higher gold sales and realized gold prices on a per ounce basis. The operating costs as a percent of revenue were 16% higher due to increased in-pit mining of waste rock, which increased mining costs.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of La Coipa total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$11.7	$7.8	$30.4	$25.7
Accretion expense	(0.1)	–	(0.2)	(0.2)
Change in bullion inventory	(0.5)	2.3	(0.1)	–
Operating costs not related to gold production	(0.5)	–	(0.5)	–

Total cash costs for per ounce calculation purposes	$10.6	$10.1	$29.6	$25.5

Gold equivalent production – ounces	35,129	42,890	108,132	99,667
Total cash costs per equivalent ounce of gold	$302	$235	$274	$256

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. Please refer to the disclosure under the heading Costs and Expenses.

Third Quarter of 2004 vs. Third quarter of 2003

•
Gold equivalent production was 22% lower as a result of lower grades and recovery partially offset by increased throughput when compared to the same period in 2003.

•
Total cash costs per equivalent ounce of gold increased 22% over the same period in 2003 as a result of lower production and higher fuel and consumable costs.

First nine months of 2004 vs. First nine months of 2003

•
Gold equivalent production was higher by approximately 8% mainly due to changes in the mine plan.

•
Gold equivalent production was 35% better than planned production of 69,800 ounces for the first nine months of 2004.

•
The 7% increase in total cash costs per equivalent ounce of gold reflects changes in ore grade and cost increases in energy and consumables. Total cash costs will increase throughout the year with the mining of more in-pit waste rock than in 2003.

The Company's forecast for 2004 is gold production of approximately 144,000 ounces at total cash costs of approximately $278 per ounce.

Crixás (50% ownership, Anglo Gold 50%, operator) – Brazil

The Company acquired its ownership interest in the Crixás underground mine, located in the state of Goias, upon completion of the combination with TVX on January 31, 2003.

Mining revenue attributable to Kinross' interest in Crixás was $9.9 million for the third quarter ended September 30, 2004. Operating costs were $3.2 million and depreciation, depletion, and amortization was $2.5 million, resulting in segment earnings of $4.2 million. For the comparable quarter in 2003 the mining revenues were $8.0 million, operating costs of $2.2 million, and depreciation, depletion, and amortization of $2.5 million, resulting in segment earnings of $3.3 million. Segment earnings for the third quarter of 2004 when compared to the same quarter of 2003 is 21% higher due to 20% higher gold prices per ounce.

For the first nine months of 2004, mining revenues were $28.1 million, operating costs were $9.0 million, depreciation, depletion, and amortization was $7.2 million and segment earnings for the first half of 2004 of $11.9 million. During the first nine months of 2003, mining revenue was $22.3 million, operating costs were $7.3 million, and depreciation, depletion, and amortization was $7.1 million, resulting in segment earnings of $7.9 million. Segment earnings for the first nine months of 2004 when compared to the same quarter of 2003 is 34% higher due to 13% higher gold prices per ounce and 10% higher sales.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Crixás total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$3.2	$2.2	$9.0	$7.3
Accretion expense	–	–	(0.1)	(0.1)
Change in bullion inventory	–	0.3	–	(0.7)

Total cash costs for per ounce calculation purposes	$3.2	$2.5	$8.9	$6.5

Gold equivalent production – ounces	23,858	24,216	69,809	63,923
Total cash costs per equivalent ounce of gold	$134	$105	$128	$103

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third Quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was essentially unchanged while total cash costs per equivalent ounce of gold increased as a result of lower grades and recovery in the third quarter of 2004. Average recovery for the quarter was marginally higher due to grade variation in quartz vein ore. Cash costs were in line with the plan in spite of the lower gold production.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production was higher by approximately 8% mainly due to changes in the mine plan.

•
Gold equivalent production was essentially on plan with lower throughput and grade being partially offset by higher recovery.

•
The increase in total cash costs as compared to the same period in 2003 reflects changes in ore grade partially offset by increased recovery rates. Although total cash costs were higher than the comparative period, they were on plan for the first nine months of 2004.

The Company's forecast for 2004 is gold production of approximately 90,000 ounces at total cash costs of approximately $130 per ounce.

Musselwhite (31.93% ownership, Placer Dome 68.07%, operator) – Canada

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003.

Mining revenue attributable to Kinross' ownership in Musselwhite was $8.0 million for the third quarter of 2004, with operating costs of $5.6 million, and depreciation, depletion, and amortization costs of $1.9 million for segment earnings of $0.5 million. During the comparative quarter in 2003, mining revenue was $7.6 million, operating costs were $5.2 million, and depreciation, depletion, and amortization was $2.3 million, resulting in segment earnings of $0.1 million. The marginal increase in segment earnings for the third quarter of 2004 when compared to the third quarter of 2003 is primarily due to a marginal increase in sales and a higher realized gold price per ounce.

For the first nine months of 2004, mining revenue at Musselwhite was $24.0 million, operating costs were $16.3 million, and depreciation, depletion, and amortization was $5.8 million, resulting in segment earnings of $1.9 million. During the first half of 2003, mining revenue was $16.0 million, operating costs were $12.2 million, and depreciation, depletion, and amortization was $5.7 million, resulting in a segment loss of $1.9 million for the Musselwhite operation. The increase in segment earnings for the first nine months of 2004 when compared to the same period in 2003 is primarily due to 24% higher ounces sold and 19% higher realized gold price per ounce.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Musselwhite total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$5.6	$5.2	$16.3	$12.2
Accretion expense	–	(0.1)	(0.1)	(0.1)
Change in bullion inventory	(0.5)	(0.2)	(1.2)	–
Operating costs not related to gold production	–	–	–	(0.2)

Total cash costs for per ounce calculation purposes	$5.1	$4.9	$15.0	$11.9

Gold equivalent production – ounces	19,022	18,593	56,171	46,157
Total cash costs per equivalent ounce of gold	$267	$265	$267	$257

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Third quarter of 2004 vs. third quarter of 2003

•
Gold equivalent production was marginally higher due to improved mill throughput, which more than offset lower grades.

•
Total cash costs per equivalent ounce of gold were marginally higher although on target with the plan.

First nine months of 2004 vs. first nine months of 2003

•
Gold equivalent production was higher by approximately 18% mainly due to improved mill throughput offsetting lower grades.

•
The increase in total cash costs per equivalent ounce of gold was mainly due to higher mill throughput and increased fuel costs.

The Company's forecast for 2004 is gold production of approximately 75,000 ounces at total cash costs of approximately $263 per ounce.

Kettle River (100% ownership and operator) – U.S.A.

Kinross acquired Kettle River, located in the state of Washington, U.S.A., upon completion of the combination with Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in late December 2003.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Kettle River total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$6.6	$–	$16.4	$–
Accretion expense	(0.1)	–	(0.3)	–
Change in bullion inventory	(0.8)	–	1.0	–
Operating costs not related to gold production	(0.2)	–	(0.4)	–

Total cash costs for per ounce calculation purposes	$5.5	$–	$16.7	$–

Gold equivalent production – ounces	21,698	–	69,407	–
Total cash costs per equivalent ounce of gold	$255	$–	$241	$–

•
Gold equivalent production was lower than the plan for the third quarter and first nine months of 2004 by 9% and 11%, respectively, due to lower throughput at the mill and lower grade ore, partially offset by better than plan recovery rates.

•
Total cash costs per equivalent ounce of gold for the third quarter and the first nine months of 2004 were higher than plan by 19% and 13%, respectively, due to lower ore grades and lower throughput at the mill, increased fuel and consumable costs partially offset by better than plan recovery rates.

The Company's forecast for 2004 is gold production of approximately 97,300 ounces at total cash costs of approximately $232 per ounce.

New Britannia (50% ownership and operator) – Canada

The Company operates and owns a 50% interest in the New Britannia mine, located in northern Manitoba, Canada, acquired in the combination with TVX on January 31, 2003.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of New Britannia total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$1.5	$3.1	$7.3	$8.9
Accretion expense	–	–	(0.1)	–
Change in bullion inventory	0.5	(0.3)	(0.1)	(1.1)
Operating costs not related to gold production	(0.2)	(0.1)	(0.4)	(0.1)

Total cash costs for per ounce calculation purposes	$1.8	$2.7	$6.7	$7.7

Gold equivalent production – ounces	9,079	8,235	23,652	25,060
Total cash costs per equivalent ounce of gold	$193	$325	$284	$306

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

•
Gold equivalent production was lower for the third quarter and first nine months of 2004, respectively, due to the suspension of all development activities in the first quarter of 2004.

•
Total cash costs per equivalent ounce of gold for the third quarter of 2004 as compared to the third quarter of 2003 were lower due to a reduction in spending as a result of the preparation for closure activities.

•
Total cash costs per equivalent ounce of gold for the first nine months of 2004 as compared to the first nine months of 2003 were lower as a result of the suspension of all development activities which are expected to increase as a result of the new discovery.

•
Exploration activities have defined a small accretive discovery, which will be in production in the third quarter of 2005.

Lupin (100% ownership and operator) – Canada

In August 2003, the Company announced the suspension of operations at Lupin due to the poor economic performance of the operation over a protracted period of time. The plant and equipment was placed on care and maintenance pending a review of alternatives for the mine. This review concluded that the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore was appropriate. Accordingly, the mine recommenced production on March 3, 2004.

	Three months ended September 30,		Nine months ended September 30,
Reconciliation of Lupin total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$7.3	$11.4	$15.0	$32.2
Accretion expense	(0.3)	(0.2)	(0.8)	(0.9)
Change in bullion inventory	0.5	(1.0)	2.8	(2.9)
Operating costs not related to gold production	(0.3)	(5.6)	(1.2)	(5.6)

Total cash costs for per ounce calculation purposes	$7.2	$4.6	$15.8	$22.8

Gold equivalent production – ounces	23,485	11,690	48,382	56,008
Total cash costs per equivalent ounce of gold	$305	$395	$326	$407

1.
Includes only the months of February to September 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

•
Gold equivalent production for the third quarter 2004 was higher reflecting a full quarter of production as compared to only approximately six weeks production as the Company announced the immediate suspension of operations in August 2003.

•
Gold equivalent production for the first nine months of 2004 as compared to the first nine months of 2003 decreased by 16%, reflecting only six months of operations versus eight months of operation in 2003.

•
Total cash costs per equivalent ounce of gold for the third quarter and first nine months of 2004 as compared to the similar periods in 2003 were lower due to the reduction in spending as a result of the suspension of development activities and aggressive cost control measures.

The Company's forecast for 2004 is gold production of approximately 69,500 ounces at total cash costs of approximately $340 per ounce.

Refugio (50% ownership and operator) – Chile

In 2003, the Company and its joint venture partner, Bema Gold Corporation, announced plans to recommence production at the Refugio mine in late 2004. Capital expenditures associated with the recommencement of operations are now expected to be approximately $58 million as result of construction delays and increased steel and labor costs. The delays are due to poor performance of sub contractors, delays in shipping of equipment and inclement weather. During the third quarter of 2004, activities continued to be focused on engineering, procurement, design and construction of the expanded processing plant. The Refugio mine will be capable of producing approximately 115,000 to 130,000 ounces of gold equivalent per annum to the Company's share at total cash costs per ounce of approximately $225.

General and administrative

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expenses in the third quarter of 2004 and first nine months of 2004 were $6.9 million and $22.3 million, respectively, compared to $4.7 million and $16.5 million in each of the same periods of 2003, respectively. During the first quarter of 2004 the Company adopted CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" as a result thereby increasing the general and administrative expenses.

The general and administrative expenses for the third quarter of 2004 are higher primarily due to stock based compensation expense of $0.3 million, restricted stock units expense of $0.1 million, and increases in legal costs, payroll and benefit costs and insurance.

During the first nine months of 2004, the Company recorded stock-based compensation expense of $0.9 million relating to stock options and restricted stock units previously granted over the respective vesting periods. The increases for 2004 are also due to increases in payroll and benefit costs, insurance, legal costs and shareholder communication costs.

Exploration and business development

Total exploration and business development expenses incurred during the third quarter of 2004 and first nine months of 2004 were $5.6 million and $14.5 million, respectively, compared to $5.4 million and $18.7 million in each of the same periods of 2003, respectively. Exploration and business development activities were lower than planned as certain projects were delayed. Costs pertaining to these activities will increase during the remaining quarter to compensate for the lower than planned first quarter spending.

The Company plans to spend a minimum of $20.0 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.

The Round Mountain pit expansion drill program is now 85% complete. To the end of the third quarter, 139 holes totaling over 100,000 feet of reverse circulation and core drilling has been completed testing the two million ounce inferred resource halo that surrounds the current ultimate pit. Five target areas have been tested including the Phase D (West Wall), South Feeder, Pit Bottom, Kelsey Canyon and Fairview area. Results have generally been positive with thick intercepts of strong mineralization reported in the west pit wall area. This phase of the drilling program will be completed in October and results will be incorporated into the end of year reserve and resource assessment.

At Fort Knox drilling continued to provide very encouraging results. In-pit drilling completed in the summer included seven holes in the vicinity of the high-grade zones previously outlined in hole FFC04-716 as disclosed. The new drilling defined a previously unknown mineralized structure. Around the southern and western edges of the pit, holes have encountered new mineralization and drilling will continue in the fourth quarter.

At the Gurupi project, six drills continued to operate in the third quarter. Work focused on completing the in-fill drilling on the Cipoeiro and Chega Tudo deposits and testing exploration targets elsewhere on the property. AMEC has been commissioned to complete a feasibility study on the project, scheduled for completion by the end of the first quarter of 2005.

Exploration activity continued at Kinross funded Joint Ventures. Hoyle Pond continued to deliver encouraging results from both the A vein discovery and UM target areas and drilling of the Pamour Saddle Zone returned wide ore grade hits.

Elsewhere, exploration campaigns at Musselwhite, Crixas and La Coipa continued to show promise.

Depreciation, depletion and amortization

Depreciation, depletion and amortization totaled $40.3 million and $108.9 million in the third quarter and first nine months of 2004, respectively, essentially unchanged from the $40.0 million and $108.5 million in the respective periods in 2003.

Interest expense

Interest expense totaled $0.8 million and $1.9 during the third quarter and first nine months of 2004, respectively, compared to $0.6 million and $3.1 for the comparative periods in 2003. Interest expense in the first nine months of 2004 is comprised of primarily interest on the remaining Kubaka project loans and the Fort Knox and Refugio capital leases and other items. Interest expense is expected to remain low for the remainder of 2004, as the Company has repaid the Industrial Revenue Bonds in the first quarter of 2004 and the only plan to increase current debt levels is through the addition of $16.0 million of capital leases in 2004 for the Refugio mining fleet of which $5.5 million was added during the third quarter of 2004.

Goodwill impairment

A $143 million goodwill impairment charge was recorded in the third quarter of 2004. See Developments in 2004 in the MD&A and Note 3 to the Financial Statements for details.

Foreign exchange (gain) loss

During the third quarter and first nine months of 2004 the Company recorded a net gain on foreign currency translation and transactions of $1.1 million and a net loss of $1.4 million, respectively, compared to net gains for the comparative periods in 2003 of $0.5 million and $0.8.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of changes in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed in the "Risk Analysis" section of the MD & A for the year ended December 31, 2003.

Income and mining taxes

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The 2004 first quarter liability arose from income taxes in Russia, Brazil, Chile (La Coipa mine) and federal large corporations tax and provincial mining taxes in Canada. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

Balance Sheet

Key items and statistics are highlighted below (in millions of U.S. dollars).

	As at:
	September 30, 2004	December 31, 2003
Unrestricted cash & equivalents	$208.6	$245.8
Current assets	366.4	402.3
Total assets	1,991.5	2,145.1
Current Liabilities	107.7	152.2
Total Debt [1]	25.0	45.7
Total Liabilities [2]	295.2	340.5
Shareholders' Equity	1,696.3	1,804.6

Statistics
Working Capital	$258.7	$250.1
Working Capital Ratio [3]	3.40x	2.64x

1.
Includes long-term debt plus the current portion thereof and preferred shares.

2.
Includes preferred shares and non-controlling interest.

3.
Current assets divided by current liabilities.

During 2003, the Company completed a number of material transactions that significantly improved its balance sheet. These events are fully described in the year ended December 31, 2003 MD & A. During the first nine months of 2004, unrestricted cash and equivalents decreased by $37.2 million. The changes in cash are fully described in the liquidity section that follows.

Liquidity and capital resources

The Company is highly liquid. During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

Cash flow provided from operating activities for the quarter was $62.5 million in 2004 compared to $36.8 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales and decreased working capital requirements.

Cash flow provided from operating activities for the first nine months of 2004 was $105.8 million compared to $70.8 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales and decreased due to an increase in working capital requirements and deferred losses on hedges as a result of unwinding the gold hedge program in the second quarter of 2004.

Significant factors in the use of cash were capital development at Refugio, Fort Knox and the Pamour project at the Porcupine Joint Venture.

Capital additions

The Company now plans to spend $167.9 million on additions to property, plant and equipment as fully described in the December 31, 2003 MD & A. This is a significant increase over the $73.4 million spent in 2003. Management believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations. The following table outlines the capital additions in 2004 by operation:

	Year to date actual	Full year forecast
Fort Knox	$38.2	$58.7
Round Mountain	6.7	7.3
Porcupine	14.6	25.5
Kubaka	13.7	14.0
Paracatu	3.1	4.0
La Coipa	0.6	0.7
Crixás	2.7	3.7
Musselwhite	2.6	3.8
Refugio	22.8	45.0
Other	4.7	5.2

Total	$109.7	$167.9

Liquidity Outlook

As at September 30, 2004 the following are the major uses of cash for the remainder of 2004 outside of operating activities and the proposed acquisition of Paracatu described in note 11.

	Year to date actual	Full year forecast
Site restoration	$14.4	$17.5
Exploration	15.8	20.0
Property, plant and equipment additions	109.7	167.9

Total	$139.9	$205.4

Commitments

	Total	First nine months 2004	2005	2006	2007	2008+
Long-term debt obligations	$2.7	$2.7	$–	$–	$–	$–
Capital lease obligations	7.9	1.1	5.9	6.4	–	–
Operating lease obligations	7.1	0.8	3.0	2.6	0.7	–
Purchase obligations	2.1	0.1	0.7	0.7	0.6	–
Export prepayment contracts	31.0	6.5	24.5	–	–	–
Other long-term liabilities reflected on the balance sheet under Canadian GAAP	2.5	0.4	0.3	0.3	0.3	1.2

	$53.3	$11.6	$34.4	$10.0	$1.6	$1.2

As at September 30, 2004, the Company does not have any material monetary commitments other than the planned spending described in the table above, or as noted in the subsequent events note 11.

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams per tonnes containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an under ground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company are approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders. The transaction is anticipated to close by the second half of 2004.

Hedging activities

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2004 are as follows:

Expected Year of Delivery	Spot Deferred Ounces Hedged	Average Price	Call Options Sold (ounces)	Average Strike Price	Put Options Bought (ounces)	Average Strike Price
2004	–	–	–	–	37,500	$250
2005	–	–	–	–	150,000	$250
2006	–	–	–	–	150,000	$250

Total	–	–	–	–	337,500	$250

At September 30, 2004, the Company's consolidated foreign currency program consists of:

Canadian Dollars	Maturity Period (to the year)	Quantity (millions of U.S. Dollars)	Average Price (C$/USD)	Fair value (millions of U.S. Dollars)
Fixed forward contracts	2004	$5.0	1.4004	$0.5
	2005	10.0	1.4322	1.3

Total		$15.0	1.4216	$1.8

The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated general and administrative costs and Canadian mine operating costs. Realized gains of $0.9 million for the three months ended September 30, 2004 and $1.8 million for the six months ended September 30, 2004 have been included in earnings. In addition, further gains of $0.4 million have been deferred and will be recognized in the fourth quarter.

For details on the hedging activities please refer to note 4 "Financial Instruments and hedging" of the accompanying consolidated financial statements.

Critical accounting policies

In the annual MD & A for the year 2003, there is a full discussion and description of the critical accounting policies appropriate to the Company. The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These are fully described in the 2003 annual MD & A.

During the first nine months of 2004, the Company adopted four accounting changes:

1.
Stock-based compensation

2.
Asset retirement obligations

3.
Consolidation of Variable Interest Entities

4.
Flow Through Shares

The description and impact of these four changes are described in Note 2 of the accompanying consolidated financial statements for the period ended September 30, 2004, which are included in the Quarterly Report. Neither of these accounting changes had a material impact on the Company's third quarter and first nine months of 2004 results.

During the third quarter of 2004, based on queries from the SEC staff and recent guidance provided by the Emerging Issues Committee, Kinross revised its assignment of goodwill for impairment testing purposes to operating reporting units and re-performed the impairment test at December 31, 2003. There was no impairment as a result of the revised assignment of goodwill and the re-performed impairment test. The Company has reclassified the segment asset amounts at December 31, 2003 to reflect the more appropriate classification of the segment assets based on this revision that is described in Note 6 to the accompanying consolidated financial statements.

On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineração (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto") for approximately $260 million (see subsequent events). As a result of this proposed acquisition which was considered to be a triggering event for goodwill impairment testing purposes, the Company performed a preliminary goodwill impairment test as required by CICA Handbook Section 3062 and estimated that at least $143 million of the goodwill assigned to Paracatu was impaired. As a result of this analysis and as required by Section 3062 the Company recorded a charge to income for the period.

The following discussion is an update to the critical accounting policy provided in Kinross' 2003 Annual Report.

Carrying Value of Goodwill

Goodwill of $918.0 million arose as a result of Kinross' combination with TVX and Echo Bay. This goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as at January 31, 2003, the effective date of the combination. Goodwill is not subject to amortization but is subject to at least an annual test for impairment.

Kinross views this goodwill as representing a market participant's view as to the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions in excess of those reflected in the purchase price allocated to identifiable assets, and the potential for increased revenues as a result of higher realized gold prices. Kinross estimated that a market participant's view as to gold prices at January 31, 2003, was $385 per ounce and assigned a portion of the goodwill based on net asset value calculated at that price. The remaining goodwill was assigned based on the relative proportion of potential ounces available at each of the mines. In seeking to realize production of these potential ounces, Kinross will have to make exploration and resource development expenditures, which may be significant. Subject to changes in its long-term view of gold prices and exchange rates, Kinross has the ability and intent to fund these expenditures. Based on the foregoing, goodwill was assigned to each of the acquired reporting units as at December 31, 2003 as follows:

Assigned Goodwill
Round Mountain	$218.0
La Coipa	149.0
Paracatu	207.0
Crixas	92.0
Musselwhite	99.0
Development Properties [1]	153.0

Total	$918.0

1.
The development properties are part of the Exploration and Acquisitions reporting unit, which includes the acquired properties of Aquarius, Gurupi, and Kettle River and previously owned properties such as Norseman and Goose Lake.

In testing the goodwill for potential impairment at December 31, 2003, Kinross reviewed both its own methods for valuing mineral properties and the methods used by industry participants and concluded that the most appropriate and commonly used approach is a net asset value multiple. Kinross believes that the average multiple applied to its assets by market participants is approximately 1.8x which is consistent with the amount paid by Kinross for the assets acquired from TVX and Echo Bay in excess of the net asset value of the acquired assets calculated using a $385 gold price.

The impairment test performed as of December 31, 2003 computed the net asset value of the respective mineral properties based on a discounted cash flow over the projected life of each mine, using mine plans generated by the management teams at the operating mines. For development properties that did not have a mine plan, Kinross assumed a per ounce value based on market data.

For purposes of testing the goodwill for impairment, Kinross determined the net asset value of the mineral properties within each reporting unit at December 31, 2003, using a gold price of $425 per ounce, which Kinross estimated to be market participants' expectation of gold prices. The discount rate used in the net asset value calculation was 7%, which approximated Kinross' weighted average cost of capital, which was unchanged from January 31, 2003.

Kinross then used the net asset value multiples for each individual mine implied by the January 31, 2003, transaction to estimate the fair value of each mine reporting unit as at December 31, 2003. Management considered the use of the January 31, 2003 implied multiples to be reasonable based on the following considerations:

•
Kinross reviewed a population of market participants (industry analysts) to determine premiums used in the valuation of Kinross and determined an average multiple of 1.8x was reasonable.

•
The amount of potential ounces estimated for each acquired mine or property had not changed from January 31, 2003 to December 31, 2003, and Kinross was not aware of any circumstances that would cause them to be reassessed.

•
Kinross did not believe that there were any other significant factors, which would suggest that the premium for each mine should be adjusted upward or downward.

The expected fair value was then calculated (net asset value multiplied by the implied multiple) and compared to the reporting unit carrying amount (assigned goodwill plus carrying amount of the mineral properties included in identifiable assets) to determine if there was an indication of the impairment of goodwill in any of the acquired assets.

As a result of the testing described above, Kinross determined that there was no impairment of goodwill at December 31, 2003.

In the absence of any significant changes in the estimate of potential ounces attributable to any particular reporting unit or industry or business fundamentals, Kinross will continue to utilize the same implied net asset value multiples on an ongoing basis. Significant changes in industry or business fundamentals would include significant changes in gold prices or the expectation of future gold prices, the value of the U.S. dollar vis-à-vis the currency of the country in which the mine reporting unit is located, interest rates, political unrest in countries where Kinross operates, major operational breakdowns, and changes in cash costs to mine the gold. In the event of a significant change in the estimate of potential ounces or an industry or business fundamental, the implied net asset value multiples will be reviewed and, if necessary, adjusted.

The assumptions underlying the fair value estimates and impairment testing are subject to risks and uncertainties, including, but not limited, to, changes in current and future market prices of gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and the quantity and timing of mineral discoveries. A change in any one or more of these assumptions could result in a different estimate of fair value and, potentially, an impairment of goodwill. As an example, if the net asset values were estimated at December 31, 2003, using a gold price of $400 per ounce rather than $425, and all other underlying assumptions were held constant, the impairment to goodwill would have been approximately $60 million.

Outlook

During the first nine months of 2004, we were able to exceed budget for production and importantly exceed our expectations with respect to our mine operating costs. This is a result of a strong commitment to cost containment by our operating teams, and a result of our continuous improvement program. Based on the results of the first nine months vs. plan, we continue to expect to produce approximately 1.7 million ounces of gold equivalent production for 2004. We have adjusted our expectation for total cash costs for 2004 to range between $235 and $240 to reflect unanticipated increases in fuel and power costs and other consumables. Our investments in exploration at our existing operations continue to yield promising results, as does the extensive infill drill program at Gurupi in Brazil.

In 2003, we announced plans to expand and recommission the Refugio mine, restart the Kettle River operation, and expand the Porcupine Joint Venture mill to accommodate the new ore feed from the Pamour open pit. The Refugio mine is scheduled to achieve full planned production during the first quarter of 2005. The PJV expansion is on time and below budget.

Reserve replacement and growth is a key focus, and Kinross expects to increase reserves for the Company this year. Growth will come from the Gurupi project in Brazil and from completing the merger with Crown Resources, which is expected to be completed by the end of the fourth quarter. Completing the acquisition of the remaining portion of Paracatu from Rio Tinto will add significantly to year end reserves as well.

Overall, capital expenditures are expected to increase marginally over previous guidance of $165.0 million to $167.9 million.

Robert M. Buchan
President and Chief Executive Officer
November 12, 2004

Gold Production and Cost Summary

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Fort Knox
Tonnes milled/crushed (000's) [1]	3,349.2	3,653.3	9,656.8	10,180.1
Grade (grams per tonne)	0.79	1.00	0.81	1.07
Recovery	89%	84%	86%	83%
Gold equivalent production to dore [2]	84,738	98,518	239,725	291,157
Per ounce:
Total cash costs	$229	$249	$258	$250
Depreciation, depletion and amortization	84	87	86	98
Accretion expense	4	5	4	5

Total production costs	$317	$341	$348	$353

Round Mountain 4,[7]
Tonnes milled/crushed (000's) [1]	16,166.5	3,972.5	50,909.0	14,723.6
Grade (grams per tonne)	0.64	0.51	0.65	0.62
Recovery	66%	66%	66%	66%
Gold equivalent production to dore [2]	107,599	97,468	302,137	277,838
Per ounce:
Total cash costs	$223	$209	$211	$188
Depreciation, depletion and amortization	106	97	100	90
Accretion expense	5	5	5	5

Total production costs	$334	$311	$316	$283

Porcupine Joint Venture [5]
Tonnes milled/crushed (000's) [1]	1,019.0	1,063.8	2,999.0	3,112.0
Grade (grams per tonne)	3.04	3.70	3.45	3.65
Recovery	93%	93%	92%	93%
Gold equivalent production to dore [2]	45,079	57,779	150,171	165,323
Per ounce:
Total cash costs	$229	$204	$228	$215
Depreciation, depletion and amortization	115	122	108	103
Accretion expense	4	7	3	7

Total production costs	$348	$333	$339	$325

Kubaka [3]
Tonnes milled/crushed (000's) [1]	115.0	227.8	549.0	661.8
Grade (grams per tonne)	4.62	6.14	4.93	6.47
Recovery	97%	96%	97%	97%
Gold equivalent production to dore [2]	16,603	43,144	84,983	120,770
Per ounce:
Total cash costs	$320	$206	$288	$195
Depreciation, depletion and amortization	55	114	55	109
Accretion expense	6	–	4	2

Total production costs	$381	$320	$347	$306

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Paracatu 5,[7]
Tonnes milled/crushed (000's) [1]	4,409.1	4,654.6	13,179.1	12,251.5
Grade (grams per tonne)	0.44	0.43	0.45	0.40
Recovery	78%	75%	76%	77%
Gold equivalent production to dore [2]	23,374	23,577	69,810	66,242
Per ounce:
Total cash costs	$231	$214	$220	$189
Depreciation, depletion and amortization	60	64	57	60
Accretion expense	9	5	6	5

Total production costs	$300	$283	$283	$254

La Coipa 4,[7]
Tonnes milled/crushed (000's) [1]	1,712.0	1,626.0	4,901.0	4,212.0
Grade (grams per tonne)	0.76	1.15	1.00	1.00
Recovery	80%	83%	82%	84%
Gold equivalent production to dore [2]	35,129	42,890	108,132	99,667
Per ounce:
Total cash costs	$302	$235	$274	$256
Depreciation, depletion and amortization	63	39	63	46
Accretion expense	3	3	2	3

Total production costs	$368	$277	$339	$305

Crixas 4,[7]
Tonnes milled/crushed (000's) [1]	190.8	190.9	559.1	502.6
Grade (grams per tonne)	8.17	8.27	8.15	8.30
Recovery	95%	96%	95%	96%
Gold equivalent production to dore [2]	23,858	24,216	69,809	63,923
Per ounce:
Total cash costs	$134	$105	$128	$103
Depreciation, depletion and amortization	103	103	103	111
Accretion expense	–	1	1	1

Total production costs	$237	$209	$232	$215

Musselwhite 6,[7]
Tonnes milled/crushed (000's) [1]	372.8	339.4	1,100.7	873.2
Grade (grams per tonne)	5.17	5.40	5.20	5.40
Recovery	96%	95%	96%	96%
Gold equivalent production to dore [2]	19,022	18,593	56,171	46,157
Per ounce:
Total cash costs	$267	$265	$267	$257
Depreciation, depletion and amortization	95	124	97	123
Accretion expense	–	1	1	1

Total production costs	$362	$390	$365	$381

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
New Britannia 4,[7]
Tonnes milled/crushed (000's) [1]	118.0	141.0	391.1	413.7
Grade (grams per tonne)	5.10	3.62	4.00	4.00
Recovery	94%	95%	93%	95%
Gold equivalent production to dore [2]	9,079	8,235	23,652	25,060
Per ounce:
Total cash costs	$193	$325	$284	$306
Depreciation, depletion and amortization	–	137	–	136
Accretion expense	3	1	4	1

Total production costs	$196	$463	$288	$443

Kettle River
Tonnes milled/crushed (000's) [1]	75.0	–	248.0	–
Grade (grams per tonne)	10.00	–	9.70	–
Recovery	90%	–	90%	–
Gold equivalent production to dore [2]	21,698	–	69,407	–
Per ounce:
Total cash costs	$255	$–	$241	$–
Depreciation, depletion and amortization	146	–	143	–
Accretion expense	3	–	3	–

Total production costs	$404	$–	$387	$–

Lupin [7]
Tonnes milled/crushed (000's) [1]	109.2	51.0	231.3	277.0
Grade (grams per tonne)	6.57	7.20	6.41	6.69
Recovery	92%	93%	92%	93%
Gold equivalent production to dore [2]	23,485	11,690	48,382	56,008
Per ounce:
Total cash costs	$305	$395	$326	$407
Depreciation, depletion and amortization	50	61	47	59
Accretion expense	13	15	17	15

Total production costs	$368	$471	$390	$481

1.
Tonnes milled/crushed represents 100% of mine production.

2.
Gold equivalent to dore represents the Company's share.

3.
54.7% ownership interest to February 28, 2003, 100% thereafter.

4.
50% ownership interest.

5.
49% ownership interest.

6.
32% ownership interest.

7.
2003 production and cost data is for nine months from February to September.

Consolidated Balance Sheets
(expressed in millions of U.S. dollars) (unaudited)

	As at September 30, 2004	As at December 31, 2003
		Restated(a)
Assets
Current assets
Cash and cash equivalents	$208.6	$245.8
Restricted cash	1.3	5.1
Short-term investments	5.3	–
Marketable securities	0.1	0.1
Accounts receivable and other assets	32.2	42.1
Inventories	118.9	109.2

	366.4	402.3
Property, plant and equipment	549.2	525.2
Mineral interests	239.5	260.1
Goodwill	775.0	918.0
Long-term investments	31.6	2.1
Future income and mining taxes	1.0	1.5
Deferred charges and other long-term assets	28.8	35.9

	$1,991.5	$2,145.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$88.5	$103.6
Current portion of long-term debt	4.1	29.4
Current portion of site restoration cost obligations	15.1	19.2

	107.7	152.2
Long-term debt	5.3	0.7
Site restoration cost obligations	108.7	111.0
Future income and mining taxes	51.5	55.6
Other long-term liabilities	5.7	4.7
Redeemable retractable preferred shares	2.5	3.0

	281.4	327.2

Non-controlling interest	0.7	0.7

Convertible preferred shares of subsidiary company	13.1	12.6

Common shareholders' equity
Common share capital and common share purchase warrants	1,786.4	1,783.5
Contributed surplus	34.1	30.0
Deficit	(122.2)	(6.9)
Cumulative translation adjustments	(2.0)	(2.0)

	1,696.3	1,804.6

	$1,991.5	$2,145.1

Total outstanding and issued common shares	346.6	345.5

(a)
See note 2(b).

Consolidated Statements of Operations
(expressed in millions of U.S. dollars except per share amounts) (unaudited)
For the three and nine months ended September 30

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
				Restated(a)
Revenue and other income
Mining revenue	$175.5	$153.8	$486.0	$428.6
Interest and other income	1.6	2.4	5.3	5.2
Non-hedge derivative (losses) gains	(0.1)	(0.9)	3.2	0.3

	177.0	155.3	494.5	434.1

Expenses
Operating (exclusive of depreciation, depletion, and amortization shown separately below)	113.0	107.2	310.1	302.6
General and administrative	6.9	4.7	22.3	16.5
Exploration and business development	5.6	5.4	14.5	18.7
Depreciation, depletion and amortization	40.3	40.0	108.9	108.5
Goodwill impairment	143.0	–	143.0	–
(Gain) loss on disposal of assets	(0.7)	(0.2)	(1.4)	0.3
Loss on redemption of convertible debentures	–	1.1	–	1.1
Foreign exchange (gain) loss	(1.1)	(0.5)	1.4	(0.8)
Interest expense on long-term liabilities	0.8	0.6	1.9	3.1

	307.8	158.3	600.7	450.0

Loss before taxes and other items	(130.8)	(3.0)	(106.2)	(15.9)
Provision for income and mining taxes	(2.7)	(3.0)	(7.0)	(7.1)
Non-controlling interest	0.1	–	–	(0.1)

Loss for the period before dividends on convertible preferred shares of subsidiary company	(133.4)	(6.0)	(113.2)	(23.1)
Dividends on convertible preferred shares of subsidiary company	(0.2)	(0.2)	(0.6)	(0.6)

Net loss for the period	$(133.6)	$(6.2)	$(113.8)	$(23.7)

Attributable to common shareholders:
Net loss for the period	$(133.6)	$(6.2)	$(113.8)	$(23.7)
Increase in equity component of convertible debentures	–	(2.2)	–	(6.5)
Gain on redemption of convertible debentures	–	16.5	–	16.5

Net (loss) earnings attributable to common shares	$(133.6)	$8.1	$(113.8)	$(13.7)

(Loss) earnings per share
Basic	$(0.39)	$0.03	$(0.33)	$(0.05)
Diluted	(0.39)	0.02	(0.33)	(0.05)
Weighted average number common shares outstanding
Basic	346.2	323.4	346.0	297.4
Diluted	346.2	326.2	346.0	297.4

(a)
See note 2(b).

Consolidated Statements of Cash Flows
(expressed in millions of U.S. dollars) (unaudited)
For the three and nine months ended September 30

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
				Restated(a)
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the period before dividends on convertible preferred shares of subsidiary company	$(133.4)	$(6.0)	$(113.2)	$(23.1)
Items not affecting cash:
Depreciation, depletion and amortization	40.3	40.0	108.9	108.5
Future income and mining taxes	(1.1)	(2.6)	(3.8)	(4.7)
Goodwill impairment	143.0	–	143.0	–
Other	(3.0)	0.1	(4.4)	3.0
Changes in non-cash working capital items
Accounts receivable and other assets	2.1	1.7	6.0	18.9
Inventories	12.2	2.2	(12.3)	(7.3)
Accounts payable and accrued liabilities	2.4	1.4	(18.4)	(24.5)

Cash flow provided from operating activities	62.5	36.8	105.8	70.8

Financing:
Issuance of common shares	0.6	147.6	3.6	150.9
Redemption of convertible debentures	–	(144.8)	–	(144.8)
Acquisition of preferred shares of subsidiary company	–	(0.2)	–	(0.2)
Reduction of debt component of convertible debentures	–	(1.4)	–	(4.2)
Issue of debt	1.1	–	5.5	–
Repayment of debt	(0.3)	(0.8)	(26.3)	(10.0)

Cash flow provided from (used in) financing activities	1.4	0.4	(17.2)	(8.3)

Investing:
Additions to property, plant and equipment	(46.9)	(27.4)	(109.7)	(52.3)
Business acquisitions, net of cash acquired	–	–	–	(81.4)
Proceeds on sale of marketable securities	10.8	0.5	0.7	1.1
Additions (disposals) of long-term investments and other assets	(3.7)	1.4	(17.1)	(5.0)
Proceeds from the sale of property, plant and equipment	0.4	0.2	1.2	0.2
Additions to short-term investments	(5.3)	–	(5.3)	–
Decrease in restricted cash	–	–	3.8	37.4

Cash flow used in investing activities	(44.7)	(25.3)	(126.4)	(100.0)

Effect of exchange rate changes on cash	1.7	4.3	0.6	8.1

Increase (decrease) in cash and cash equivalents	20.9	16.2	(37.2)	(29.4)
Cash and cash equivalents, beginning of period	187.7	125.0	245.8	170.6

Cash and cash equivalents, end of period	$208.6	$141.2	$208.6	$141.2

Supplementary disclosure of cash flow information:
Cash paid for: Interest	$0.1	$2.0	$0.7	$6.4
Income taxes	$2.7	$1.8	$9.0	$5.5

(a)
See note 2(b).

Kinross Gold Corporation
Consolidated Statement of Common Shareholders Equity
For the nine months ended September 30
(expressed in millions of U.S. dollars) (unaudited)

	Common share capital	Contributed surplus	Convertible debentures	Deficit	Cumulative translation adjustments	Total
				Restated(a)
Balance December 31, 2002 (restated)	$1,058.5	$12.9	$132.3	$(773.1)	$(23.4)	$407.2
Reduction of stated capital	(761.4)	–	–	761.4	–	–
Issuance of common shares	1,450.1	–	–	–	–	1,450.1
Increase in equity component of convertible debentures	–	–	6.7	(6.5)	–	0.2
Redemption of convertible debentures	–	16.5	(139.0)	–	–	(122.5)
Net loss for the period	–	–	–	(23.7)	–	(23.7)
Cumulative translation adjustments	–	–	–	–	24.8	24.8

Balance, September 30, 2003	$1,747.2	$29.4	$–	$(41.9)	$1.4	$1,736.1

Balance, December 31, 2003 (restated)	$1,783.5	$30.0	$–	$(6.9)	$(2.0)	$1,804.6
Cumulative effect of recording the fair value of stock options as compensation expense	–	1.5	–	(1.5)	–	–

Balance, January 1, 2004	1,783.5	31.5	–	(8.4)	(2.0)	1,804.6
Issuance of common shares	4.2	–	–	–	–	4.2
Stock-based compensation expense	–	1.3	–	–	–	1.3
Net loss for the period	–	–	–	(113.8)	–	(113.8)
Transfer of fair value of expired options	(1.3)	1.3	–	–	–	–

Balance, September 30, 2004	$1,786.4	$34.1	$–	$(122.2)	$(2.0)	$1,696.3

(a)
See note 2(b).

(b)
Includes stock option and restricted stock unit expense.

Notes to the Consolidated Financial Statements (unaudited)
(millions of U.S. dollars, except per share amounts, unless otherwise stated)
For the three months and nine months ended September 30

1. Basis of Presentation

The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2003, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's annual report for the year ended December 31, 2003 filed with all the Canadian securities regulatory agencies on April 16, 2004.

Comparative figures

Certain 2003 figures in the accompanying unaudited consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. Accounting changes

(a)   Stock-based compensation

In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

Prior to January 1, 2004, as permitted by Section 3870, the Company presented the impact of employee stock-based awards on a pro forma basis.

Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method, applied retroactively without restatement, for all awards granted or modified on or after January 1, 2002. Compensation expense is recognized over the stock option vesting period. The Company accounts for forfeitures in the period in which they occur. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model.

The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $1.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings as shown in the Consolidated statements of common shareholders' equity. During the three months and nine months ended September 30, 2004, the Company recorded stock option expense of $0.3 million and $0.9 million, respectively. Additionally, the Company recorded restricted stock unit expense of $0.1 million and $0.4 million, respectively during the three months and nine months ended September 30, 2004.

Had the Company adopted the fair value based method of accounting for all stock-based awards in 2003, reported net earnings (loss) and earnings (loss) per common share would have been adjusted to the pro forma amounts indicated in the table below:

	Three months ended September 30, 2003	Nine months ended September 30, 2003
	Restated(a)	Restated(a)
Net earnings (loss) attributable to common shareholders	$8.1	$(13.7)
Stock-based compensation expense – pro forma	–	(0.1)

Net earnings (loss) – pro forma	$8.1	$(13.8)

Earnings (loss) per common share
Basic – reported	$0.03	$(0.05)
Basic – pro forma	$0.03	$(0.05)
Diluted – reported	$0.02	$(0.05)
Diluted – pro forma	$0.02	$(0.05)

(a)
See note 2(b)

The following weighted average assumptions were used in computing the fair value of stock options which were then used to compute pro forma net earnings (loss) and pro forma earnings (loss) per common share for the following periods:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Black-Scholes weighted-average assumptions
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	67.01%	68.00%	66.62%	68.21%
Risk-free interest rate	3.53%	2.49%	3.46%	2.70%
Expected option life in years	5	5	5	5
Weighted average stock option fair value per option granted	$7.02	$5.30	$8.18	$5.72

(b)   Asset retirement obligations

The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") is to be applied to fiscal years commencing on or after January 1, 2004. Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset, and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings (loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement.

The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Prior to the issue of Section 3110 the Company accrued for estimated site restoration and closure obligations over the producing life of a mine with an annual charge to earnings based primarily on legal, regulatory requirements and company policy.

Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively. The financial statements and accompanying notes have been restated to reflect the adoption of Section 3110. The adoption of Section 3110 resulted in an increase in net loss of $1.2 million for the nine months ended September 30, 2003 as a result of adjustments required to the site restoration cost obligation and the recording of a cumulative effect of accounting change of $11.7 million and $10.1 million as at December 31, 2002 and 2003, respectively, which reduced opening retained earnings (deficit) as shown in the Consolidated statements of common shareholders' equity. During the three months and nine months ended September 30, 2004, the Company recorded depreciation expense of $0.5 million (pretax) and $1.5 million (pretax), respectively, and accretion expense of $2.2 million (pretax) and $6.6 million (pretax), respectively. The adoption also resulted in the recording of a long-lived asset of $2.3 million and $3.8 million as at September 30, 2004 and December 31, 2003, respectively. The site restoration cost obligation (asset retirement obligation liability) as at December 31, 2003 of $117.5 million was also increased by $12.6 million to $130.2 million to reflect the adoption of Section 3110. The site restoration cost accrual as at September 30, 2004 was $123.8 million. The undiscounted amount of estimated cash flows to settle the site restoration cost accruals was approximately $145 million. The expected timing of expenditures ranges from 2004 to 2025. The credit adjusted risk free rate used in estimating the site restoration cost obligation was 7%.

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Net earnings (loss) attributable to common shareholders
As previously reported	$8.2	$(12.5)
Impact of adoption of Section 3110	(0.1)	(1.2)

As currently reported	$8.1	$(13.7)

Earnings (loss) per common share
Basic
As previously reported	$0.03	$(0.04)
Impact of adoption of Section 3110	–	(0.01)

As currently reported	$0.03	$(0.05)

Diluted
As previously reported	$0.03	$(0.04)
Impact of adoption of Section 3110	–	(0.01)
As currently reported	$0.02	$(0.05)

The following table provides a reconciliation of the site restoration cost obligation for the following periods:

	As at September 30, 2004	As at December 31, 2003
Balance at the beginning of the period	$130.2	$57.0
Impact on adoption of section 3110	–	13.2
Additions resulting from acquisitions(a)	–	64.6
Liabilities settled	(12.6)	(22.4)
Accretion expense	6.6	9.4
Foreign exchange	(0.4)	3.4
Revisions	–	5.0

Balance at the end of the period	$123.8	$130.2

(a)
Reflects the acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

(c)   Flow through shares

On March 19, 2004, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants ("CICA") issued EIC 146 "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders equity on the date that the company renounces the tax credits associated with tax expenditures provided there is reasonable assurance that the expenditures will be made. This EIC was applicable on a prospective basis for all transactions initiated after March 19, 2004. The Company has adopted EIC 146 on a prospective basis.

(d)   Consolidation of Variable Interest Entities

In June 2003, the Accounting Standards Board issued AcG-15 "Consolidation of Variable Interest Entities (revised November 2003, January 2004 and March 2004)" ("AcG-15"). AcG-15 requires that the assets, liabilities and results of operations of variable interest entities be consolidated into the financial statements of the enterprise that has the controlling financial interest. AcG-15 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The Company has evaluated each of its financial interests as at September 30, 2004 and has concluded that AcG-15 will not have an impact on its results of operations or financial condition. Although AcG-15 is effective for interim and annual periods beginning on or after November 1, 2004, the Company early adopted AcG-15 in the quarter ended September 30, 2004. The Company will continue to monitor clarifications to both AcG-15 and the comparable US GAAP standard FIN 46R as it pertains to the consolidation of variable interest entities and will make modifications to its accounting policies, if applicable.

3. Goodwill Impairment

On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineração (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto") for approximately $260 million (see subsequent events Note 11). As a result of this proposed acquisition which might imply that the carrying amount of a reporting unit might be less than its fair value, under generally accepted accounting principles, this would be considered to be a triggering event for goodwill impairment testing purposes. The Company therefore performed a preliminary goodwill impairment test as required by CICA Handbook Section 3062 and estimated that at least $143 million of the goodwill assigned to Paracatu was impaired. As a result of this analysis and as required by Section 3062 the Company recorded a charge to income in the third quarter.

A two-step method was used to evaluate recorded amounts of goodwill for possible impairment which involves comparing the total fair value of each reporting unit, as defined, to the recorded book value of the reporting unit. If the book value of the reporting unit exceeds the fair value of the reporting unit, a second step is required. The second step involves comparing the fair value of the reporting unit less the fair value of all identifiable net assets that exist (the "implied fair value of goodwill") to the book value of goodwill. Where the implied fair value of goodwill is less than the book value asigned to goodwill for the reporting unit, a write down of goodwill is required.

The Company performed step one for Paracatu and concluded that there was indication of impairment which required completion of step two of the impairment test. Due to significant assumptions and estimates required for this test, the Company will not be able to complete step two of the impairment test until the fourth quarter. The Company does believe that a loss was probable and was able to reasonably estimate the amount and has recorded an estimated charge to earnings for the period of $143 million. When the Company completes step two of the impairment test in the fourth quarter, any adjustment to the estimated charge will be recorded at that time. In addition, given the need for a goodwill impairment write down at Paracatu, the Company is undertaking tests of goodwill for impairment with respect to the goodwill which was assigned to the other significant operating units. The Company will complete step one of these impairment tests in the fourth quarter and, if necessary, perform step two. Any goodwill impairment charge resulting from these tests will be recorded at that time.

4. Financial Instruments and Hedging Activities

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2004 are as follows:

Expected Year of Delivery	Spot Deferred Ounces Hedged	Average Price	Call Options Sold (ounces)	Average Strike Price	Put Options Bought (ounces)	Average Strike Price
2004	–	–	–	–	37,500	$250
2005	–	–	–	–	150,000	$250
2006	–	–	–	–	150,000	$250

Total	–	–	–	–	337,500	$250

During the three months ended June 30, 2004 the Company financially closed out the remaining 90,000 ounces of spot deferred contracts outstanding at December 31, 2003 at a cost of $9.6 million, which was deferred and is included within Accounts receivable and other assets on the consolidated balance sheet. During the three months ended September 30, 2004 $3.5 million was recognized in earnings. The remainder of this loss will be recognized in accordance with the original maturity dates of the contracts, as follows:

Quarterly Recognition of Deferred Losses	Ounces	($ millions)
Q4 2004	22,500	$2.3
Q1 2005	12,500	1.2
Q2 2005	25,000	2.6

	60,000	$6.1

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In addition, the Company did not seek hedge accounting for its silver spot deferred contracts or gold put options and Canadian dollar forward contracts acquired in the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. Changes in the fair value of financial instruments are recognized currently in earnings.

At September 30, 2004, the Company's consolidated foreign currency program consists of:

	Maturity Period (to the year)	Quantity (millions of USD)	Average Price (C$/USD)	Fair value (millions of USD)
Fixed forward contracts	2004	$5.0	1.4004	$0.5
	2005	10.0	1.4322	1.3

Total		$15.0	1.4216	$1.8

The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated general and administrative costs and Canadian mine operating costs.

5. Inventories

The following table details the composition of inventories as at:

	September 30, 2004	December 31, 2003
In-process	$19.3	$15.5
Finished metal	19.4	15.4
Ore in stockpiles	14.8	15.3
Ore on leach pads	8.9	8.3
Materials and supplies	71.4	62.5

	133.8	117.0
Long-term portion of ore in stockpiles(a)	(14.9)	(7.8)

	$118.9	$109.2

(a)
Long-term portion of ore in stockpiles is included in deferred charges and other assets on the consolidated balance sheets.

The most significant amounts of ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture.

Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine.

Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

6. Long-term investments

On February 10, 2004, the Company entered into a transaction with Wolfden Resources Inc. to sell its interests in the Ulu gold property in exchange for 2.0 million common shares of Wolfden Resources Inc. valued at $7.7 million and 1.0 million common share warrants each to acquire one common share at an exercise price of $5.80 valued at $1.1 million exercisable for 18 months from the transaction date. In addition, the Company also received $2.0 million in cash consideration. There was no gain or loss on sale as result of this transaction.

On January 8, 2004, the Company purchased an approximate 10.2% interest in Anatolia Minerals Development Limited. As a result, the Company received 4.0 million common shares of Anatolia Minerals Development Limited valued at $5.4 million.

On June 4, 2004 the Company acquired an additional 205,000 common shares of Cumberland Resources Ltd. ("Cumberland") resulting in an approximate 10.4% interest in Cumberland, which was valued at $8.2 million.

7. Segmented information

The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Reportable segments are identified as those individual mine sites having over 10% of total earnings (loss) or assets of the Company. The Exploration and acquisition segment ("Exploration and acquisitions") is responsible for all activities involved in the exploration for gold bearing properties, regardless of location and has the responsibility for additions to the proven and probable reserves of the Company. In addition, this segment is responsible for the addition of proven and probable reserves through acquisitions and subsequent exploration of those acquired properties. Operations not meeting these thresholds are included in Corporate and other ("Corporate and other"). Segment earnings (loss) do not include general and administrative expenses or other revenues and expenses of a corporate nature.

The following tables set forth information by segment for the following periods:

	Location	Ownership interest	Mining revenue	Operating costs	Depreciation, depletion and amortization	Exploration	Segment earnings (loss)
For the three months ended September 30, 2004:
Operating segments
Operated by Kinross
Fort Knox	Alaska	100.0%	$37.2	$22.7	$7.8	$–	$6.7
Kubaka	Russia	98.1%	9.7	9.6	1.3	–	(1.2)
Round Mountain	Nevada	50.0%	47.9	26.3	12.3	–	9.3
Joint Venture participant
La Coipa	Chile	50.0%	14.2	11.7	2.2	–	0.3
Crixas	Brazil	50.0%	9.9	3.2	2.5	–	4.2
Paracatu	Brazil	49.0%	9.3	5.2	1.4	–	2.7
Musselwhite	Ontario	31.9%	8.0	5.6	1.9	–	0.5
Porcupine Joint Venture	Ontario	49.0%	19.1	11.2	5.5	–	2.4
Exploration and acquisitions		100.0%	–	–	–	5.6	(5.6)
Corporate and other(b)			20.2	17.5	5.4	–	(2.7)

Total			$175.5	$113.0	$40.3	$5.6	$16.6

For the three months ended September 30, 2003 – Restated(a):
Operating segments
Operated by Kinross
Fort Knox	Alaska	100.0%	$37.0	$24.8	$8.6	$–	$3.6
Kubaka(c)	Russia	98.1%	15.6	8.5	4.7	–	2.4
Round Mountain	Nevada	50.0%	34.5	19.7	9.5	–	5.3
Joint Venture participant
La Coipa	Chile	50.0%	11.2	7.8	1.2	–	2.3
Crixas	Brazil	50.0%	8.0	2.2	2.5	–	3.3
Paracatu	Brazil	49.0%	8.7	6.1	1.5	–	1.1
Musselwhite	Ontario	32.0%	7.6	5.2	2.3	–	0.1
Porcupine Joint Venture	Ontario	49.0%	22.5	13.6	7.5	–	1.4
Exploration and acquisitions		100.0%	–	–	–	5.4	(5.4)
Corporate and other(b)			8.7	19.3	2.2	–	(12.9)

Total			$153.8	$107.2	$40.0	$5.4	$1.2

	Location	Ownership interest	Mining revenue	Operating costs	Depreciation, depletion and amortization	Exploration	Segment earnings (loss)
For the nine months ended September 30, 2004:
Operating segments
Operated by Kinross
Fort Knox	Alaska	100.0%	$100.2	$65.2	$21.4	$–	$13.6
Kubaka	Russia	98.1%	38.2	27.9	5.1	–	5.2
Round Mountain	Nevada	50.0%	121.5	65.8	29.6	–	26.1
Joint Venture participant
La Coipa	Chile	50.0%	44.1	30.4	7.3	–	6.4
Crixas	Brazil	50.0%	28.1	9.0	7.2	–	11.9
Paracatu	Brazil	49.0%	28.4	15.1	4.0	–	9.3
Musselwhite	Ontario	31.9%	24.0	16.3	5.8	–	1.9
Porcupine Joint Venture	Ontario	49.0%	59.4	34.8	16.1	–	8.5
Exploration and acquisitions		100.0%	–	–	–	14.5	(14.5)
Corporate and other(b)			42.1	45.6	12.4	–	(15.9)

Total			$486.0	$310.1	$108.9	$14.5	$52.5

For the nine months ended September 30, 2003 – Restated(a):
Operating segments
Operated by Kinross
Fort Knox	Alaska	100.0%	$105.0	$73.2	$28.4	$–	$3.4
Kubaka(c)	Russia	98.1%	43.3	22.9	12.9	–	7.5
Round Mountain	Nevada	50.0%	97.8	54.5	25.1	–	18.2
Joint Venture participant
La Coipa	Chile	50.0%	33.4	25.7	4.4	–	3.4
Crixas	Brazil	50.0%	22.3	7.3	7.1	–	7.9
Paracatu	Brazil	49.0%	23.3	14.5	4.0	–	4.8
Musselwhite	Ontario	32.0%	16.0	12.2	5.7	–	(1.9)
Porcupine Joint Venture	Ontario	49.0%	61.0	40.7	17.7	–	2.6
Exploration and acquisitions		100.0%	–	–	–	18.7	(18.7)
Corporate and other(b)			26.5	51.6	3.2	–	(28.4)

Total			$428.6	$302.6	$108.5	$18.7	$(1.2)

(a)
See note 2(b).

(b)
Includes Corporate and other non-core mining operations.

(c)
Segment information for the nine months ended September 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

The following table reconciles the reportable operating segment earnings (loss) to net earnings (loss):

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
		Restated(a)		Restated(a)
Segment earnings (loss)	$16.6	$1.2	$52.5	$(1.2)
Interest and other income	1.6	2.4	5.3	5.2
Mark to market (loss) gain on call options	(0.1)	(0.9)	3.2	0.3
General and administrative	(6.9)	(4.7)	(22.3)	(16.5)
Gain (loss) on disposal of assets	0.7	0.2	1.4	(0.3)
Goodwill impairment	(143.0)	–	(143.0)	–
Loss on redemption of convertible debentures	–	(1.1)	–	(1.1)
Foreign exchange	1.1	0.5	(1.4)	0.8
Interest expense on long-term liabilities	(0.8)	(0.6)	(1.9)	(3.1)

Earnings (loss) before taxes and dividends on convertible preferred shares of subsidiary company	$(130.8)	$(3.0)	$(106.2)	$(15.9)

(a)
See note 2(b).

Reclassification of December 31, 2003 segmented information:

Previously included in the "Corporate and other" assets at December 31, 2003, were amounts totaling $86.4M related to exploration and development properties and $9.6M related to goodwill which should have been more appropriately included with the Exploration and acquisitions segment assets. Accordingly, the Company has reclassified the segment asset amounts at December 31, 2003 to reflect the more appropriate classification of these assets.

In addition, effective September 30, 2004, the Company has reorganized its reporting structure to assign goodwill, previously included in its entirety in the exploration and acquisition segment, to operating segments based on the methodology being used to assign goodwill to reporting units for purposes of impairment testing. The goodwill allocated to the Company's reporting units now included in the respective operating segment assets is shown in the table below.

	As at
Goodwill by reporting unit	September 30, 2004	December 31, 2003
Round Mountain	$218.0	$218.0
La Coipa	149.0	149.0
Paracatu	64.0	207.0
Crixas	92.0	92.0
Musselwhite	99.0	99.0
Exploration and acquisitions	153.0	153.0

Total	$775.0	$918.0

The following table details the segment assets and capital expenditures for the following periods:

	Segment Assets		Capital Expenditures
	As at		Three months ended		Nine months ended
	September 30, 2004	December 31, 2003	September 30, 2004	September 30, 2003(a)	September 30, 2004	September 30, 2003(a)
		Restated(a)
Operating segments
Operated by Kinross
Fort Knox	$282.2	$261.2	$18.9	$8.0	$38.3	$19.2
Kubaka(d)	67.7	73.3	3.7	0.1	13.7	0.6
Round Mountain	114.7	138.4	3.2	3.5	6.7	4.7
Joint Venture participant
La Coipa	48.7	54.0	0.2	0.1	0.6	0.4
Crixas	54.7	54.2	0.7	0.8	2.7	1.8
Paracatu	137.0	141.0	1.2	2.2	3.1	3.4
Musselwhite	74.5	80.4	1.0	1.0	2.6	1.8
Porcupine Joint Venture	80.7	83.7	7.5	2.5	14.6	5.8
Exploration and acquisitions (b)	837.5	1,004.4	–	–	–	–
Corporate and other(b)(c)	293.4	254.5	10.5	9.2	27.4	14.6

Total	$1,991.5	$2,145.1	$46.9	$27.4	$109.7	$52.3

(a)
See note 2(b).

(b)
Segment assets represent goodwill of $775 million allocated to the Exploration and acquisitions segment.

(c)
Includes Corporate and other non-core mining operations. Also includes $174.2 million and $91.1 million in cash and cash equivalents held at the Corporate level as at September 30, 2004 and December 31, 2003, respectively.

(d)
Segment information for the nine months ended September 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

	Mining Revenues Three months ended		Mining Revenues Nine months ended		Property, Plant & Equipment As at
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004	December 31, 2003(a)
						Restated(a)
Geographic information:
United States	$92.7	$71.5	$238.8	$202.8	$298.7	$296.0
Canada	38.6	38.8	105.9	103.5	109.3	113.5
Russia	9.7	15.6	38.2	43.3	19.1	10.3
Chile	15.3	11.2	46.6	33.4	56.6	39.3
Brazil	19.2	16.7	56.5	45.6	60.3	60.9
Other	–	–	–	–	5.2	5.2

Total	$175.5	$153.8	$486.0	$428.6	$549.2	$525.2

(a)
See note 2(b).

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended September 30, 2004 sales to five customers totaled $34.5 million, $34.2 million, $34.0 million, $29.3 million and $25.1 million, respectively. For the three months ended September 30, 2003 sales to four customers totaled $39.0 million, $32.9 million, $27.3 million and $17.5 million, respectively.

For the nine months ended September 30, 2004 sales to four customers totaled $144.4 million, $85.7 million, $81.9 million and $63.4 million. For the nine months ended September 30, 2003 sales to four customers totaled $97.2 million, $85.3 million, $80.7 million and $32.1 million, respectively.

8. Earnings (loss) per Share

Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method and the if-converted method. The following table details the calculation of loss applicable to common shareholders and the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following periods.

	Three months ended		Nine months ended
(Number of common shares in millions)	September 30, 2004	September 30, 2003(a)	September 30, 2004	September 30, 2003(a)
Basic weighted average shares outstanding:	346,213	323,422	346,011	297,352
Weighted average shares dilution adjustments:
Dilutive stock options(b)	61	81	145	–
Restricted shares	230	–	230	–
Echo bay warrants(d)	–	1,753	–	–

Diluted weighted average shares outstanding	346,504	325,256	346,386	297,352

Weighted average shares dilution adjustments – exclusions:(c)
Dilutive stock options	–	–	–	13,348
Echo Bay warrants(d)	–	–	–	–
Redeemable preferred shares	1,058	1,058	1,058	1,058
Kinam preferred	332	335	332	335
Convertible debt	–	–	–	–

(a)
As a result of the net loss from continuing operations for the nine month period ended September 30, 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.

(b)
Dilutive stock options were determined by using the Company's average share price for the period. For the three months and nine months ended September 30, 2004, the average share price used were $5.76, and $6.28 per share, respectively. For the three months and nine months ended September 30, 2003 the average share price used were $6.99, and $6.80 per share, respectively

(c)
These adjustments were excluded, as they were anti-dilutive for the three months and nine months ended September 30, 2004 and 2003, respectively.

(d)
Echo Bay warrants were exercised during the three months ended December 31, 2003 and are no longer outstanding.

9. Long-term debt

During the three months ended March 31, 2004 the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

10. Commitments and contingencies

General

The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

Class action

The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see note 6).

Settlement in Greece

In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

The Hellenic Gold Properties litigation

The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has commenced further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. By Amended Statement of Claim, served September 13, 2004, the Alpha Group has added Kinross as a defendant and expanded the claim to include a claim for damages for breach of trust and breach of fiduciary duty and a claim for damages in respect of the alleged refusal to accept the exercise of the Alpha Group's alleged right of first refusal. The Alpha Group is seeking damages of $50 million based on these claims. Kinross will defend this claim on the basis that it acted prudently and fairly with respect to its dealings with TVX Hellas S.A., the Greek government, and the Alpha Group. While Kinross believes that it has a good defense to these claims, pleadings and documentary production and discovery have not been completed and, therefore, it is premature for Kinross to express an opinion on its prospects of success. In addition, 1235866 has threatened further litigation for an alleged breach of fiduciary duty. No pleadings have been exchanged with respect to 1235866's threatened action and Kinross cannot reasonably predict the outcome of this threatened litigation and the amount of loss cannot be reasonably estimated.

No pleadings have been exchanged with respect to these two threatened actions.

Summa

In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see note 6). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

In March, 2004, Summa filed a complaint in the District Court of Nevada, The Howard Hughes Corporation v. Echo Bay Management Corporation, et al., Case No. A481813, against Echo Bay, the Subsidiaries, Kinross, Newmont Mining Corporation, and the officers and directors of the various corporate entities, alleging that the Subsidiaries have transferred substantially all of their assets to insiders and close third-parties, rendering them unable to respond to any judgment that Summa may obtain in the underlying litigation. The complaint alleges that the Echo Bay and TVX combination with Kinross and the acquisition of the closed McCoy Cove mining operations by Newmont in exchange for assumption of the reclamation obligations was the culmination of a scheme to improperly strip the Subsidiaries of their assets. Kinross has not filed an answer to the complaint, and no discovery has taken place. Kinross believes this complaint to be without merit and anticipates vigorously defending the action.

General

The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at September 30, 2004 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Russia

In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which includes include penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. However, on May 14, 2004, the Magadan Appeal Court overturned the Magadan Arbitration court's decision. The Company launched an appeal with the Federal Cessation court and on October 27, 2004, the Khaborovsk Cessation Court ruled and upheld the Magadan Appeal Court ruling of May 14, 2004. The current ruling does not change the amount of the taxes originally assessed. As a result of the court decision future tax audits may negatively impact the current tax position of the company. The Company will appeal this ruling with the Supreme Arbitration Court of the Russian Federation. In addition, the company has refiled tax returns for certain periods which may partially offset any potential tax liabilities. The Company is assessing the impact of the current ruling, ongoing tax assessments, the benefits associated with the refiled tax returns and the impact of an appeal of the court ruling in its determination of of recording a potential tax liability. This reassessment relates to the Kubaka business segment (see note 6).

Chile

On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see note 6). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

Brazil

The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixás mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás business segment (see note 6).

11. Subsequent events

Acquisition of remaining 51% interest in Rio Paracatu Mineração from Rio Tinto Plc.

On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineração (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto"). As a result of this transaction the Company will now own 100% of the property and become the operator. The proposed consideration for Rio Tinto's 51% shareholding in RPM (and its immediate holding companies) is approximately US$260 million payable in cash on completion, with a working capital adjustment which will be determined after the completion based on the working capital position of RPM and its immediate holding companies, the subject of the sale, as at the date of completion. The Company intends to finance the proposed transaction with a combination of cash and debt. The sale is subject to Kinross and Rio Tinto reaching agreement on all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of 2004.

Consolidation and deconsolidation of common shares

On November 8, 2004 the Company will hold a special meeting of its shareholders to approve an amendment to its articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis and the immediate deconsolidation (split) of such shares on a 1:100 basis. If approved, the consolidation is scheduled to take place on Sunday, November 28, 2004 and the deconsolidation will follow on Monday, November 29, 2004 at 12:01 am. As a result, shareholders holding less than 100 pre-consolidation shares will receive a cash payment equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004. Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation/deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number. The effect of this proposal is to provide a large number of shareholders who hold less than 100 shares shareholders with cash representing the value of their holdings without cost or commission and to eliminate the high costs being incurred by the Company to maintain these shareholdings.

Kinross Gold Corporation
Directors, Officers & Corporate Information

Directors	Officers	Corporate Data
John A. Brough ACN
President
Torwest Inc.

 Robert M. Buchan
President and Chief Executive Officer
Kinross Gold Corporation

 Scott A. Caldwell
Senior Vice President and Chief Operating Officer
Kinross Gold Corporation

 Arthur H. Ditto
Retired Mining Executive

 Richard S. Hallisey AE
President
Sullivan Holdings Limited

 John M.H. Huxley ACN
Principal
Algonquin Power Corporation

 John A. Keyes AE
Retired Mining Executive

 George F. Michals AG
President
Baymont Capital Resources Inc.

 Cameron A. Mingay EG
Partner
Cassels, Brock & Blackwell LLP

 John E. Oliver CGN
Senior Vice President, Atlantic Region
Bank of Nova Scotia	John E. Oliver
Independent Chairman

 Robert M. Buchan
President and Chief Executive Officer

 Scott A. Caldwell
Executive Vice President and Chief Operating Officer

 John W. Ivany
Executive Vice President

 Lars-Eric Johansson
Executive Vice President and Chief Financial Officer

 Jerry W. Danni
Senior Vice President, Environmental, Health & Safety

 J. Michael Doyle
Senior Vice President, Operations

 Allan D. Schoening
Senior Vice President, Human Resources and Public Affairs

 Rodney A. Cooper
Vice President, Technical Services

 Christopher T. Hill
Vice President, Investor Relations

 Andrew F. Kaczmarek
Vice President, Project Development

 Ronald W. Stewart
Vice President, Exploration

 Shelley M. Riley
Corporate Secretary	Corporate Office
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3Y2
Tel: (416) 365-5123
Fax: (416) 363-6622
Toll free: 1 866 561-3636

 U.S. Office
670 Sierra Rose Drive
Reno, Nevada
USA 89511
Tel: (775) 829-1000
Fax: (775) 829-1666

 Transfer Agent & Registrar
Computershare Trust Company
Canada: 1 800 564-6253
US: 1 800 962-4284

 Legal Counsel
Cassels, Brock & Blackwell LLP
Toronto, Ontario
Canada

 Parr Waddoups Brown Gee & Loveless
Salt Lake City, Utah
USA

 Auditors
Deloitte & Touche LLP
Toronto, Ontario
Canada	Stock Exchanges/
Symbols
K — TSX
K.U — TSX
K.WT — TSX
KGC — NYSE

 Investor Relations Contact:
E-mail: info@kinross.com
Website: www.kinross.com
Toll free: 1 866 561-3636

 Christopher T. Hill
Vice President, Investor Relations
Tel: (416) 365-7254

 Tracey M. Thom
Manager, Investor Relations
Tel: (416) 365-1362

 Additional information
Copies of Kinross publications are available at www.kinross.com or you may request directly from the Company through the Corporate Office contact information noted above. You may also access documents filed in Canada at www.sedar.com or filed in the United States at www.sec.gov.

A — Audit Committee
C — Compensation Committee
E — Environmental, Health and Safety Committee
G — Corporate Governance Committee
N — Nominating Committee

                                          www.kinross.com

dedicated to being world class

QuickLinks

2004 Third Quarter Highlights
Gold Production and Cost Summary
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Consolidated Statement of Common Shareholders Equity
Notes to the Consolidated Financial Statements